feel THE power



AVON

Annual Report 2001

Financial Highlights

In millions, except per share data

Years ended December 31	2001	2000	% Change
Net sales	$5,952.0	$5,673.7	5%
Net income	$ 430.0	$ 478.4	-10%
Basic earnings per share			
Continuing operations	$ 1.82	$ 2.04	-11%
Cumulative effect of accounting changes	—	(.03)	—
	$ 1.82	$ 2.01	- 9%
Diluted earnings per share			
Continuing operations	$ 1.79	$ 2.02	-11%
Cumulative effect of accounting changes	—	(.03)	—
	$ 1.79	$ 1.99	-10%

2001 net income includes $68.3 million, or $0.28 per diluted share, for special and non-recurring charges related to workforce reduction programs and facility rationalizations. Additional information concerning significant unusual items in 2001 and 2000 can be found on page 22.

Financial Achievements

Net Sales
$ In billions



6
5
4
3
2
1
97 98 99 00 01

Earnings Per Diluted Share from Continuing Operations
In dollars



2.50
2.00
1.50
1.00
0.50
As Reported
Adjusted for Unusual Items
97* 98† 99‡ 00‡ 01‡

* As reported includes VAT benefit of $.06
† As reported includes special charge of ($.46)
‡ Information concerning significant unusual items in 1999, 2000 and 2001 can be found on page 22

Cash Flow from Continuing Operations
$ In millions



800
700
600
500
400
300
200
100
97 98 99 00 01



message TO SHAREHOLDERS

Andrea Jung, Chairman and Chief Executive Officer and Susan Kropf, President and Chief Operating Officer

We are very pleased to report that Avon delivered standout performance in 2001, on top of a very strong 2000, demonstrating again the strength and competitive advantage of our global direct selling operations, even in times of significant external challenges. And we thank you–Avon's owners–for your continued support as we transform the company for even greater success in the future.

We're very proud that throughout the two-year tenure of this management team, Avon has consistently achieved its sales and earnings targets. Our associates and Representatives responded to the adversity of 2001 with both discipline and passion, and our results reinforce our confidence in Avon's future. We're also pleased that we achieved our growth targets while making substantial incremental investments in our longer-term strategies to extend the Avon brand to new customers.

The U.S., our largest market, countered a year of weak consumer confidence to deliver its strongest full-year sales growth since 1996 and its strongest fourth-quarter growth in over a decade. Latin America confronted serious currency and economic difficulties in several major markets, but responded with double-digit growth in local currency sales and operating profit. Europe continued its outstanding growth track; and Asia, despite ongoing economic issues, posted impressive local currency results.

The Power of Performance. Overall, Avon's sales rose 5% to a record $5.95 billion. Excluding the impact of foreign currency exchange, sales increased a very strong 10%, driven by 9% unit growth and a 10% rise in active Representatives. Earnings per share, excluding unusual items, rose 11% to $2.09, in line with our long-term target of double-digit annual earnings growth. Unusual items in 2001, which reduced reported earnings by $.30 per share to $1.79, included a restructuring charge

Avon's sales in local currencies have grown at a compound annual rate of 10%, driven by solid gains in units and active Representatives.

Sales in Constant Dollars
$ In billions
Base year = 1997



8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
97 98 99 00 01
Net Sales, Constant U.S. Dollars (excludes currency translation)
Net Sales, Actual U.S. Dollars

of $.28 per share to implement business transformation initiatives designed to streamline Avon's worldwide operations and improve margins. Additional information concerning significant unusual items in 2001 can be found in the Management's Discussion and Analysis section of this report on page 22.

Avon also generated record cash flow from operations of $755 million in 2001, an increase of $431 million over the prior year. Your management remains committed to using Avon's cash to enhance shareholder returns. In 2001, the company bought back $133 million of stock as part of our ongoing share repurchase program, and in January 2002, we increased the dividend for the 12th straight year to an annualized rate of $.80 per share.

In a very challenging stock market, Avon's share price closed the year at $46.50, down 3%, which was a substantially better performance than most of our competitors and the S&P 500, which fell 13%. And for the two-year period under current management, Avon's shares have had a total return of 46%, well above the market and our peer group.

The Beauty of Direct Selling. Our core direct selling business performed extremely well in 2001, while most retail competitors struggled in the face of weak consumer demand. Beauty sales rose 6%, fueled by continuing investments in customer initiatives that are driving category growth and gains in market share. In 2001, we invested an incremental $40 million–on top of the $90 million increase in 2000–for brochure upgrades, expansion of our *Let's Talk* advertising campaign to 26 markets and other consumer-focused marketing activities.

The number of active Representatives in Avon's direct selling channel grew 10% to 3.5 million worldwide, continuing the growth trend in recent years in this important metric.

Avon U.S. delivered accelerating sales growth throughout 2001, despite weakening consumer confidence.

2001 U.S. Sales Growth


10%
8%
6%
4%
2%
1Q 2Q 3Q 4Q

A key driver of Representative growth is Sales Leadership, which lets Representatives increase their earnings by recruiting and training others. On average, the earnings of Leadership Representatives are two-to-three times higher than the earnings of traditional Representatives. Leadership now is active in 24 countries, including many of our largest and fastest-growing markets. In the U.S., 38% of the sales force has been recruited by Leadership Representatives. In Poland, 46% have come in through Leadership, and in Hungary, a dramatic 76%. Ten additional markets are scheduled to launch Leadership in 2002.

Avon is also utilizing the Internet to contemporize direct selling by helping Representatives manage their business electronically. In the U.S., where we have built a business-to-business Internet capability, more than 20% of our Representatives submit their orders online, which is twice the number of a year ago, and we are targeting significantly more in 2002. In addition, over 20,000 U.S. Representatives are marketing to their customers through personalized Web sites linked to avon.com.

Globally, Avon has Internet sites in more than 20 markets. Most are consumer information sites, but in 2001, the U.K., Brazil, Argentina, Mexico and Hungary also piloted business-to-business sites to support Representatives and sales managers. We expect the Internet to play an increasingly important role in driving down Avon's transaction costs and making our Representatives more productive.

We also extended the Avon brand to new products and channels in 2001. *Avon Wellness*, our new global line of health and well-being products, launched in 15 markets and achieved sales of more than $150 million, nearly three times our original forecast. In addition, *beComing*, a completely new line of beauty products created for

Avon's total return to shareholders has substantially outperformed the overall stock market for the past two years.

2000–2001 Cumulative Total Return
Assumes $1,000 invested 12/31/99, and dividends reinvested
In dollars



1600
1500
1400
1300
1200
1100
1000
900
800
700
Dec 1999
Feb
Apr
June
Aug
Oct
Dec 2000
Feb
Apr
June
Aug
Oct
Dec 2001
Avon Products, Inc.
S&P Composite Average (500 stocks)

women who shop at retail, launched in September in 92 J.C. Penney department stores in the U.S. Consumer response to the *beComing* line has been encouraging and is providing us with valuable lessons on how to leverage Avon's brand equity beyond our core channel.

The Power of Transformation. Looking to the future, we are moving ahead in 2002 to implement the business transformation initiatives we outlined last May. Your management believes that business transformation will be an important catalyst for driving Avon's future profitability.

Our goal is to transform Avon to be a far more efficient, streamlined and globally integrated company. Our plans call for speeding up the pace of new product development, streamlining our marketing processes, driving end-to-end supply chain opportunities throughout the company, and delivering a much higher and more flexible level of service to Representatives and consumers.

In 2002, we expect to start seeing benefits from business transformation, including freeing up additional funds to invest in consumer marketing initiatives. Consumer-facing investments are critical to attracting new consumers to the Avon brand and continuing to generate superior top-line growth.

At the same time, the efficiencies from business transformation should enable us to significantly expand operating margins going forward. We are targeting a 250 basis-point improvement by year-end 2004, which will help ensure that we deliver on our long-term target of at least 10% annual growth in earnings per share.

With the growing strength of Avon's brand, the power of our direct selling channel and the benefits to be derived from business transformation, your management believes that Avon's best days are still

Business transformation is intended to redesign Avon's business processes and accelerate growth in leading key performance indicators.

Business Transformation Goals

	2002–2004 Annualized Targets
Sales Growth (Local Currency)	10%+
Beauty Sales Growth (Local Currency)	12%+
Consumer Spending as % of Sales	9%
Operating Margin Improvement	2.5 pts.
Cash Flow from Operations	$700m
Inventory Days	down 8–10

to come. We have the right strategies and a great management team in place. We also are fortunate to have the expertise and guidance of our outstanding Board of Directors. In 2001, we elected one new Director–W. Don Cornwell of Granite Broadcasting Corporation, who brings strong operating and financial background, plus experience in mass media.

In closing, we would like to thank our Avon associates and Representatives all over the world. We count on their skills, experience and commitment to take Avon forward to even greater success and growth. And, we are very proud that their efforts–plus contributions of thousands of people from all walks of life–have helped to raise some $190 million globally in the fight against the deadly disease of breast cancer, further reinforcing Avon's commitment to serve the needs of women.

Looking ahead, we are excited about Avon's prospects for the future. We have been entrusted with a great heritage and a thriving business, and we pledge to do everything we can to help your company realize its full potential.

Sincerely,

Andrea Jung
Chairman and Chief Executive Officer

Susan Kropf
President and Chief Operating Officer
March 1, 2002


LET'S TALK about how beautiful Avon makes me feel

THE power OF THE brand

Only Avon
reaches so many women
in so many ways
in so many parts of the world–
this is the power
of the Avon brand.

You know it when you feel it. POWER. It springs from many sources, and finds expression in terms like confidence, self-assurance and enterprise. But at the Company for Women, it derives from one source–the Avon brand.

Our research shows that Avon enjoys near-universal name recognition, and conveys to women a sense of quality, service, and a wide range of affordable beauty products. Avon, in fact, was one of the only beauty companies listed in the *Business Week* 2001 compilation of the 100 top global brands, a ranking that highlights the international reach of our brand...and undeniable competitive power.

Avon. No matter where it's spoken, Avon's name elicits the same popular image of leading-edge beauty and trusting relationships. And behind those four instantly recognizable letters stand three compelling strengths: the *Power of Beauty*, the *Power of Relationships* and the *Power of Caring.*

When women talk about Avon, they talk about breakthrough beauty products and great value. It's a conversation that crosses national borders, sharpened by the newest edition of our *Let's Talk* advertising campaign, now appearing in 26 markets.

What's the conversation about? It's about Avon being a major beauty company that increased sales significantly in 2001. It's also about Avon's top eight global brands growing 11% (compounded annually) since 1997.

For example, sales of *Anew*, our anti-aging skin care line, grew by nearly 16% in 2001, powered by breakthrough products like *Anew Retroactive* and *Pure O2*. *Retroactive* improves skin tone and texture at the cellular level and sells in 47 markets. *Pure O2*, which launched in 10 markets in late 2001, increases oxygen delivery to skin cells and erases signs of stress and fatigue. Overall, global sales of the *Anew* line now exceed $300 million.

The conversation also covers *Avon Color*, our $700 million flagship cosmetics line, with colorful innovations like *Avon Beyond Color Illuminating Radiance Vitamin C Foundation* with enhanced skin protection, and *Avon Beyond Color Nutralush Plumping Lipstick with SPF 12* with dazzling, longer-

Sales of Top Eight Beauty Brands
$ in billions


2.0
1.5
1.0
0.5
97 98 99 00 01

Avon's eight largest global beauty brands have grown 11%, compounded annually, since 1997.


little
black
dress

Let's Talk advertising and redesigned sales brochures are strengthening Avon's beauty image and attracting new customers (*below*).




AVON
one clever makeup
AVON
re-invents
the way you face the
light of day
new!
AUTO FOCUS

lasting colors. And we're talking about *Little Black Dress*, our most successful global fragrance introduction ever, with launch sales of $42 million.

The talk is about hair care, too. Our global *Advance Techniques Hair Care* line grew 33% last year with innovative formulas that strengthen, repair and protect hair. The line today is a $97 million global hair care franchise.

The conversation includes new product lines and channels as well. *Avon Wellness* launched in 15 markets in 2001 and brings women inner and outer beauty with a holistic line of vitamins, nutritional supplements, and health and well-being offerings.

Our *beComing* brand launched in September 2001 in the U.S. and offers women who shop at retail an integrated array of beauty and personal care products best suited to their lifestyles.

So let's talk...about Avon and the Power of Beauty.


beComing
Brighter Days
AVON
AVON
AVON CENTER
ILLUMINATING
RADIANCE
VITAMIN C FOUNDATION

beComing launched in attractive "stores-in-a-store" in the U.S. to reach new customers who buy beauty at retail (*right*).


LET'S TALK, the way only friends can

THE power OF relationships

Avon is
about relationships–
one-to-one
woman-to-woman–
warm, caring and personal.

This year, 3.5 million Avon Representatives in 143 countries will go door-to-door, office-to-office, and computer-to-computer to bring Avon directly to their customers. These warm, personal bonds explain why so many women everywhere trust Avon–a powerful competitive advantage in today's crowded and often impersonal beauty marketplace.

To strengthen that advantage, we're contemporizing our direct selling channel as a 21st century earnings opportunity for women. For example, Avon Representatives in 24 markets participate in Sales Leadership, where they can earn substantially more by recruiting and training new Representatives. In the U.S., over 15,000 Representatives have received world-class training to become "Avon Beauty Advisors" with enhanced product knowledge and professional beauty consulting skills. In some markets, entrepreneurial Representatives can manage Avon beauty boutiques and other retail-oriented opportunities that increase their income, build their careers, and bring Avon to new customers in ways that complement direct selling.

And, we're connecting high-touch direct selling with the high-tech Internet. Business-to-business (B2B) sites in major markets are enabling Representatives to manage more of their business online. In the U.S., for example, more than 20% of our Representatives are submitting orders online, more than twice the number of a year ago.

Earnings opportunities and friendly, convenient service–that's Avon and the Power of Relationships.

"I love Avon because it is a winning brand and that makes me a winner too. I really care about Avon because it has always been concerned about women's needs and issues. That is what attracted me to becoming a Representative."
— Maria Eunice Vieira Guimarães Franco, Representative, age 48, São Paolo, Brazil

"Avon has given me so many opportunities. I started as a Representative; I then became a Beauty Advisor and a Leadership Representative. I feel I'm growing all the time. I have a lot of flexibility so I can work and also be with my family. I love talking with the customers, giving them makeovers and building relationships with them."
— Luz Stella Bongiovi, below right, Representative, age 40, Brooklyn, New York, U.S.

"I love the quality of Avon's products. I love the way they give me more confidence in my appearance and how I present myself professionally. Avon is my favorite beauty company."
— Ester Gomez, below left, Customer, age 33, Brooklyn, New York, U.S.

Number of Active Representatives Worldwide
In millions



4
3
2
1
97 98 99 00* 01*

* Revised methodology for calculating active Representatives

The number of Avon Representatives increased 10% last year to an all-time high of 3.5 million, continuing the growth trend in recent years in this important metric





Leadership Representatives increase their earnings by recruiting and training new Representatives (*below*).



"Being an Avon Representative has opened doors for me. I've made many new friends and gained confidence, not to mention the earnings, which have enabled me to treat myself and my family to those little extras I might not otherwise be able to afford."
— Jeanette Campkin, below right, Representative, age 42, London, England

"Avon makes shopping easy and enjoyable for me. I like being able to buy from a *company that I trust, and* with Avon I know that the products will be good. Avon also introduced me to my Representative, Jeanette; she's more like a friend than a salesperson and I value her advice."
— Debbie Sharp, below left, Customer, age 29, London, England



"Avon is a company full of caring people who make a sensational team. I've learned to love and care about the people in my job. My customers are my special passion! Every day, I have a new opportunity to meet new people who usually become my friends. I always look forward to bringing them the latest beauty products."
— Veronica Ponce, Representative, age 25, Mexico City, Mexico



"Avon has given me the courage and opportunity to have my own business and career. There is no other company like Avon that provides the training to become a skillful beauty consultant or a professional management executive. Avon is like a warm family, too, where you receive support and care from all the other family members."
— Ling Aiqun, top, Manager, Avon Beauty Boutique, age 29, Conghua, China

"I love Avon's fashionable makeup products. I love the variety of products and colors. Whenever you see something new in a fashion magazine, you can also find it at Avon. Now I am one of Avon's faithful fans."
— Yun Su, bottom, Customer, age 24, Guangzhou, China





"Why do I love Avon? Because Avon is a company that loves women, understands and takes care of women. Avon means having a possibility of many choices. There is always a great variety of products in every brochure, with many interesting offers. With Avon you can find the right products for different ages and different budgets."
— Irina Suhareva, Customer, age 27, Moscow, Russia




LET'S TALK about what's important to us

THE power OF caring

The power of Avon may one day help women kiss goodbye to breast cancer.

Avon's vision is to be the company that best understands the product, service and self-fulfillment needs of women globally. The power of this vision comes alive in our 116-year-old heritage of caring for women in ways that are important to them.

In our most recent Avon Global Women's Survey, more than 43,000 women in 33 countries told us that they are most concerned about health issues and economic independence. As the Company for Women, when women talk, we listen—and we act.

We began addressing women's health in 1992 through the Avon Worldwide Fund For Women's Health. To date, the Fund has raised some $190 million—mostly for the fight against breast cancer—through fundraising initiatives in 34 markets. No other company has raised so much money for women's health issues. What's more, we plan to exceed our goal of $250 million by year-end 2002.

Avon Representatives lead the way by forgoing commissions on the sale of "pink ribbon" products and in other fundraising activities. Proceeds help support education and awareness programs, and purchase medical equipment in communities where we do business. The funds also are helping to build research laboratories and cancer-care facilities at leading medical centers, and provide support for medical research that one day may lead to a cure for breast cancer.

In 2001, Avon launched *Kiss Goodbye to Breast Cancer,* our first globally coordinated cause-related program on women's health. Avon Representatives and associates in a dozen markets came together on "days of commitment" to sell *Kiss Goodbye to Breast Cancer* lipsticks and to hand out informative literature to consumers in homes, stores, malls and offices. We plan to expand *Kiss Goodbye to Breast Cancer* to more than 40 markets in 2002.

Avon also empowers women's economic independence on a global scale, beginning with the earnings opportunity we provide to our 3.5 million independent Representatives. We provide funding for organizations and programs that assist women and girls with economic opportunity, vocational training, education scholarships, and services that enhance their physical and emotional well-being.

For example, we've been working since 1999 with *Dress For Success Worldwide*, an international organization in 58 cities that helps low-income women by providing business attire and other support as they seek employment. Avon has helped fund the international expansion of *Dress For Success*






kiss goodbye to
breast cancer


AVON'S
BREAST CANCER
3-DAY

Avon in the Philippines conducts the Gintong Ilawan Teodora Alonso Educators Awards in partnership with the Department of Education to recognize outstanding achievement of female educators and help improve quality of education *(right)*.



Avon Breast Cancer Crusade Gifts, 1993–2001 (U.S.)
Total = $147.8 million


$2.4
$27.6
$77.1
$40.7
Cancer Centers/Research
Education and Screening Programs for Underserved Women
Support Programs for Women With Breast Cancer
Advocacy Training and Medical Education

Crusade funds in the U.S. support many initiatives in the fight against breast cancer.

Worldwide, and also has donated jewelry, hosiery and cosmetics in the U.S. and the U.K.

Avon also cares when tragedy strikes, as it did on September 11. Our 550,000 U.S. Representatives raised nearly $7 million in ten days by selling the special *Avon Heart of America* pin. Net proceeds *support financial aid for educational institutions, after-*school programs and other programs that aid children affected by the tragedy.

As the Company for Women, Avon's response to women's concerns and aspirations demonstrates the caring spirit that is part of the global power of the Avon brand.



A mammogram machine purchased with funds raised by Avon in Hungary (*left*).


Future Home of the
Avon Foundation
Breast Cancer
Research Laboratorie



Funds raised by Avon initiatives are helping to build research laboratories and cancer-care facilities at leading U.S. medical centers (*above*).

REVIEW OF operations



North America	$ Millions	Change from 2000	Operating Margin*
Net Sales	$2,273.2	+ 6%	
Business Unit Operating Profit†‡	$ 380.2	+ 3%	16.5%
Europe			
Net Sales	$1,009.6	+14%	
Business Unit Operating Profit‡	$ 167.0	+29%	16.5%
Pacific			
Net Sales	$ 771.4	– 4%	
Business Unit Operating Profit‡	$ 112.6	– 4%	14.4%
Latin America			
Net Sales	$1,899.6	+ 3%	
Business Unit Operating Profit‡	$ 427.5	+ 3%	22.5%

* Based on total revenue.

† Operating profit for North America excludes a Contract settlement gain, net of related expenses, of $25.9 million pretax in 2001.

‡ Business unit operating profit excludes global expenses and unusual items. Additional information covering global expenses and unusual items can be found in the Management's Discussion and Analysis section of this report.

North America
Canada
Puerto Rico
United States

Europe
Austria
Bulgaria
Croatia
Czech Republic
Estonia
France
Germany
Greece
Hungary
Ireland
Italy
Latvia
Lithuania
Moldova
Morocco
Poland
Portugal
Romania
Russia
Serbia
Slovakia
Slovenia
Spain
Turkey
Ukraine
United Kingdom
South Africa

Pacific
Australia
China
Hong Kong
India
Indonesia
Japan
Malaysia
New Zealand
Philippines
Singapore
South Korea
Taiwan
Thailand

Latin America
Argentina
Bolivia
Brazil
Chile
Dominican Republic
Ecuador
El Salvador
Guatemala
Honduras
Mexico
Nicaragua
Panama
Peru
Uruguay
Venezuela

Avon's momentum continued in 2001, despite external challenges in some markets.

Proven Profitable Growth in North America Robust performance in the U.S., Avon's largest market, drove North America's 2001 results. U.S. sales growth accelerated in every quarter of the year, proving that a large developed market can grow profitably, even in a weak economy. Full-year sales increased 6%, the strongest growth in five years, driven by 6% unit growth and a 3% gain in the number of active Representatives. Operating profit in the U.S. grew ahead of sales at 9% due to improved sourcing, distribution, and resource allocation, as well as costs in 2000 associated with exiting certain Avon-owned Beauty Centers.

Avon's direct selling channel was a striking competitive advantage and helped strengthen customer relationships during the economic downturn. Avon U.S. continued contemporizing direct selling as more women pursued enhanced earnings opportunities and training. Leadership Representatives grew 17% to 210,000 and today account for 38% of the sales force, and specially trained Avon Beauty Advisors now number over 15,000. At year-end, more than 20% of Representatives were submitting customers' orders online, with a goal of 50% ordering online by the end of 2002.

Continued investments in U.S. customer growth and brand building included the *Let's Talk* advertising campaign, which helped boost Avon's internally measured consumer Beauty Image Index by 21 points. An upgraded U.S. sales brochure debuted in the fourth quarter, and along with aggressive sampling throughout the year, helped Representatives reach new customers.

Leveraging Resources Across Borders in Europe The Europe Region in 2001 generated local currency sales and operating profit gains of 18% and 31%, respectively. Results were driven by 19% unit growth and a 19% gain in the number of active Representatives. Sharply higher sales in certain markets, plus sourcing benefits and selected reductions in import and custom duties, contributed to an operating margin improvement of almost 200 basis points.







Within the region, Central and Eastern Europe, which includes Russia, generated sales and operating profit growth of 61% and 91%, respectively, as Avon continued to leverage the power of its high brand awareness and direct selling channel to reach more consumers. Avon holds commanding leadership positions in these markets, and the long-range outlook is to double beauty market share.

In Western Europe, the U.K. generated local currency sales growth of 7% and a 23% increase in local currency operating profit, benefiting from installation of more efficient shipping systems in the prior year.

Europe in 2001 also accelerated its leveraging of assets, functions and resources as part of a fully integrated, cross-border operations model. In Garwolin, Poland, Avon's expanded manufacturing facility is gearing up to meet accelerating consumer demand in Central and Eastern Europe and Western Europe. Additionally, by managing marketing and distribution from central locations (Italy and Germany, respectively), Western Europe is reaping further efficiencies. Europe also launched common demand forecasting software in 2001, and finalized plans for implementation of a fully integrated supply chain.

Asian Expansion The Pacific Region in 2001 increased both local currency sales and operating profit by 6%, supported by 8% unit growth and an 11% gain in the number of active Representatives. Asia's performance reflects continuing expansion of market coverage and penetration throughout the region.

All major markets except Taiwan contributed to the gains. The Philippines generated double-digit increases in local currency sales and operating profit. Japan delivered 8% growth in local currency operating profit despite severe economic difficulties.

In China, sales grew 36% to nearly $100 million. China is on track to reach $150–200 million in sales by 2003 and is solidly profitable as strategies implemented following the 1998 government ban on direct selling have flourished.

Since the ban, Avon has operated mainly through a retail/wholesale distribution model, including more than 4,400 Beauty Boutiques (independently owned Avon-designed stores that sell Avon products exclusively), and over 1,300 Beauty Counters located in department stores.

These channels position Avon for accelerated growth following China's 2001 entry into the World Trade Organization (WTO). Avon and other direct selling companies are working with the Chinese government to re-establish direct selling opportunities under WTO provisions.

Growth in Latin America Despite Headwinds The Latin America Region in 2001 increased local currency sales by 12%, supported by 9% unit growth and a 9% gain in the number of active Representatives. Operating profit rose 11% in local currencies. Most markets contributed to these gains, even against economic headwinds, as Avon outperformed many competitors and gained market share in Mexico, Brazil and Argentina.

In Argentina, local currency sales and operating profit both declined versus last year due to the worsening economic crisis as the year closed. Even so, Avon strengthened its leadership position in most beauty categories.

In Mexico, sales and operating profit rose in the double digits, driven by a 7% increase in units and a 9% gain in the number of active Representatives. Market share in the important skin care category improved five percentage points to 25% as new products like *Anew Retroactive* attracted new consumers. Avon Mexico also implemented measures in 2001 to accelerate operating efficiencies and strengthen future profitability. For example, 70% of distribution was shifted to a new, lower-cost facility in Celaya, a centrally located hub.

Brazil generated double-digit growth in both local currency sales and operating profit as active Representatives increased 8%. *Anew Retroactive* expanded Avon's market share in the anti-aging market to almost 50%. To meet accelerating consumer demand, Avon is breaking ground in 2002 for a new distribution facility to be built at Bahia in northern Brazil.

THE financial SECTION

Net Sales–Constant vs. Actual U.S. Dollars
$ In billions
Base year = 1997


8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
97 98 99 00 01
Net Sales, Constant U.S. Dollars (excludes currency translation)
Net Sales, Actual U.S. Dollars

Business Unit Operating Profit
$ In millions


1200
1000
800
600
400
200
97 98 99 00 01

2001 Results by Geographic Region


Net Sales
13%
17%
38%
32%
Business Unit Operating Profit
10%
16%
35%
39%
North America
Latin America
Europe
Pacific

Dividends Paid Per Common Share
In dollars


.80
.70
.60
.50
.40
.30
.20
.10
97 98 99 00 01

Capital Expenditures
$ In millions


225
180
135
90
45
97 98 99 00 01

Year-End Market Capitalization
$ In billions


12.0
10.0
8.0
6.0
4.0
2.0
97 98 99 00 01

Contents

Management's Discussion and Analysis

Avon Products, Inc.
Dollars in millions, except share data

Cautionary Statement for Purposes of the "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this report which are not historical facts or information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's reasonable current assumptions and expectations. Such forward-looking statements involve risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievement of Avon Products, Inc. ("Avon" or the "Company") to be materially different from any future results, levels of activity, performance or achievement expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management's expectations. Such factors include, among others, the following: general economic and business conditions in the Company's markets; Avon's ability to implement its business strategy; Avon's ability to successfully identify new business opportunities; Avon's access to financing; the impact of substantial currency fluctuations in Avon's principal foreign markets; Avon's ability to attract and retain key executives; Avon's ability to achieve anticipated cost savings and profitability targets; changes in the industry; competition; the effect of regulatory, tax and legal proceedings and restrictions imposed by domestic and foreign governments; and other factors discussed in Item 1 of Avon's Form 10-K. As a result of the foregoing and other factors, no assurance can be given as to the future results and achievements of Avon. Neither Avon nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements, nor undertakes an obligation to update them.

The following discussion of the results of operations and financial condition of Avon should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes thereto. These statements have been prepared in conformity with generally accepted accounting principles in the U.S. and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, management reviews its estimates, including those related to revenue recognition, allowances for doubtful accounts receivable, allowances for sales returns, provisions for inventory obsolescence, income taxes and tax valuation reserves, loss contingencies and the determination of discount and other rate assumptions for pension, post-retirement and post-employment benefit expenses. Changes in facts and circumstances may result in revised estimates, which are recorded in the period they become known.

Critical Accounting Policies and Estimates

Avon believes the accounting policies below represent its critical accounting policies due to the estimation processes involved in each. See Note 1 of the Notes to Consolidated Financial Statements for a detailed discussion on the application of these and other accounting policies.

Revenue recognition > Avon recognizes revenue upon delivery, when both title and risks and rewards of ownership pass to the independent Representatives. Avon uses estimates in determining revenue and operating profit for orders that have been shipped but not delivered as of the end of the period. These estimates are based on daily sales levels, delivery lead times, gross margin and variable expense ratios. It is possible that future results of operations for any particular quarterly or annual period could be materially affected by changes in Avon's assumptions.

Allowances for doubtful accounts receivable > Avon maintains allowances for doubtful accounts for estimated losses resulting from the inability of its Representatives to make required payments. If the financial condition of Avon's Representatives were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for sales returns > Avon records a provision for estimated sales returns based on historical experience with product returns. If the historical data Avon uses to calculate these estimates does not properly reflect future returns, additional allowances may be required.

Provisions for inventory obsolescence > Avon writes down its inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based on assumptions about future sales and disposition plans. If actual sales are less favorable than those projected by management, additional inventory write downs may be required.

Income taxes and valuation reserves > Avon records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

While Avon has considered projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event Avon were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase earnings in the period such determination was made. Likewise, should Avon determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to earnings in the period such determination was made.

Contingencies > Avon determines whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable and where reasonable estimates can be made of the amount of potential loss, of the materiality of the loss contingency, in accordance with Statement of Financial Accounting Standards ("FAS") No. 5 "Accounting for Contingencies." Management's assessment is developed in consultations with the Company's outside advisors and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgements that are inherently subjective and frequently involve matters that are in litigation, which by its nature is unpredictable. Management believes that its loss contingency assumptions are sound, but because of the subjectivity involved and the unpredictable nature of the subject matter at issue, management's assumptions may prove to be incorrect, which could materially impact the Consolidated Financial Statements in future periods.

Business

The Company is a global manufacturer and marketer of beauty and related products. The product categories include Beauty which consists of cosmetics, fragrance and toiletries ("CFT"); Beauty Plus which consists of jewelry, watches and apparel and accessories; and Beyond Beauty which consists of home products, gift and decorative and candles. Health and Wellness products are divided among all three product categories based on product segmentation. Avon's business is primarily comprised of one industry segment, direct selling, which is conducted in North America, Latin America, the Pacific and Europe. Sales are made to the ultimate customers principally by independent Avon Representatives. Additionally, Avon launched a Retail business in the U.S. in the third quarter of 2001.

Results of Operations

Consolidated > Net income for 2001 was $430.0 compared with $478.4 in 2000. Basic and diluted earnings per share in 2001 were $1.82 and $1.79, respectively, compared with $2.01 and $1.99, respectively, for 2000. Net income for 1999 was $302.4 and basic and diluted earnings per share were $1.18 and $1.17, respectively.

The 2001 results included the following items: special and non-recurring charges of $97.4 pretax ($68.3 after-tax, or $.28 per diluted share), primarily related to workforce reduction programs and facility rationalizations (see Note 13 of the Notes to Consolidated Financial Statements); an Asset impairment charge of $23.9 pretax ($14.5 after-tax, or $.06 per diluted share) related to the write off of the remaining carrying value of an order management software system that had been under development (see Notes 14 and 16 of the Notes to Consolidated Financial Statements); a charge of $6.4 pretax ($3.4 after-tax, or $.01 per diluted share) related to the settlement of a contested tax assessment in Argentina (see Note 14 of the Notes to Consolidated Financial Statements); and a Contract settlement gain, net of related expenses, of $25.9 pretax ($15.7 after-tax, or $.06 per diluted share) related to the cancellation of a retail agreement between Avon and Sears Roebuck & Company ("Sears") (see Note 15 of the Notes to Consolidated Financial Statements).

The 2000 results included the settlement of a federal income tax refund, which was received in January 2001, consisting of $32.5 of tax and $62.7 of interest related to the years ended December 31, 1982, 1983, 1985 and 1986. For the year ended December 31, 2000, Avon recognized $40.1 ($.16 per diluted share) as an income tax benefit in the Consolidated Statements of Income, resulting from the impact of the tax refund offset by taxes due on interest received and other related tax obligations.

The 1999 results included special and non-recurring charges of $151.2 pretax ($121.9 after-tax, or $.47 per diluted share) related to Avon's Business Process Redesign ("BPR") program.

Effective January 1, 2001, Avon adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. In accordance with the provisions of FAS No. 133 and FAS No. 138, Avon recorded a charge to earnings of $0.3, net of a tax benefit of $0.2, in the first quarter of 2001 and a charge to Shareholders' (deficit) equity of $3.9, net of a tax benefit of $2.1, which is included in Accumulated other comprehensive loss in the Consolidated Balance Sheets. These charges are reflected as a Cumulative effect of an accounting change in the accompanying Consolidated Financial Statements. See Note 2 of the Notes to Consolidated Financial Statements.

Effective January 1, 2000, Avon changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" (see Note 2 of the Notes to Consolidated Financial Statements). The cumulative effect of the change on prior years resulted in a charge of $6.7, net of a tax benefit of $3.5, or $.03 per diluted share, which is included in Net income for the year ended December 31, 2000.

Consolidated net sales increased 5% in 2001 to $5.95 billion from $5.67 billion in 2000. Sales in North America increased 6% to $2.27 billion in 2001. International sales increased 4% to $3.68 billion in 2001 due to increases in Europe and Latin America, partially offset by a decline in the Pacific region. In 2000, consolidated net sales of $5.67 billion increased 7% from $5.29 billion in 1999. Sales in North America increased 5% to $2.15 billion in 2000. International sales increased 9% to $3.53 billion in 2000 due to strong growth in the Latin American and Pacific regions and, to a lesser extent, in the European region. Excluding the unfavorable impact of foreign currency translation, consolidated net sales increased 10% and 11% in 2001 and 2000, respectively.

Other revenue includes shipping and handling fees billed to Representatives and totaled $42.5, $40.9 and $38.8 in 2001, 2000 and 1999, respectively.

Cost of sales as a percentage of total revenue was 37.0% in 2001, compared with 37.1% in 2000 and 38.1% in 1999. The 2001 cost of sales included $2.5 of non-recurring charges related to inventory write downs associated with facility closures. The 1999 cost of sales included $46.0 of non-recurring charges for inventory write downs related to the closure of facilities, discontinuation of certain product lines, size-of-line reductions and a change in strategy for product dispositions.

In 2001, gross margin was slightly favorable versus 2000 primarily due to improvements in Russia resulting from product sourcing benefits and a reduction in customs duties on certain products; the United Kingdom driven by favorable comparisons against product supply difficulties in 2000; the Philippines resulting from a change in product mix to higher priced products as well as vendor cost negotiations; and in the U.S. due to supply chain savings. These improvements were partially offset by a decline in gross margin in Poland mainly from favorable foreign exchange on inventory purchases in 2000 and pricing investments in 2001 to gain market share, as well as declines in gross margin in most Western European countries, which were negatively impacted by sales pressure associated with a weak economic environment.

In 2000, gross margin was favorable versus 1999 due to improvements in all international regions, most significantly in the Pacific region, including Japan and China, as well as the Central and Eastern Europe region, due to lower product costs on imports from euro countries coupled with a shift in mix to higher margin products, and in Russia, due to a favorable comparison resulting from a discount pricing policy in 1999. Gross margins remained level with 1999 in Brazil and the U.S. These improvements were partially offset by declines in Puerto Rico, due to inventory variations related to the consolidation of operations, and in Mexico and the Philippines, resulting from higher sales of a lower margin mix of CFT products and selective price cuts to meet competition.

Marketing, distribution and administrative expenses of $2.93 billion in 2001 increased $128.9, or 5%, over 2000, but decreased as a percentage of total revenue to 48.9% from 49.1% in 2000. The improvement in the expense ratio was favorably impacted by improved expense ratios in Russia, China and the Ukraine from significant sales increases, and in the U.S. due to BPR savings. These improvements were partially offset by expenses associated with the U.S. Retail business and worldwide investments in consumer-related initiatives, such as incremental spending on advertising, sampling and brochure enhancements.

Marketing, distribution and administrative expenses of $2.80 billion in 2000 increased $161.4, or 6%, over 1999, but decreased as a percentage of total revenue to 49.1% from 49.6% in 1999. The overall improvement in the expense ratio was due to a favorable expense ratio in Mexico, resulting from lower marketing and promotional expenses associated with product introductions, in Russia, due to strict expense controls, and in the Philippines and China, reflecting fixed administrative expenses on a higher sales base. Expense ratio improvements were partially offset by higher expenses in Argentina, reflecting increased advertising and brochure costs, in the United Kingdom, due to increased shipping and distribution costs from decreased capacity of shipping lines during transition to a new system, and in Puerto Rico, reflecting higher transitional expenses related to the consolidation of operations.

Interest expense decreased $13.6 in 2001 to $71.1 primarily as a result of a decline in domestic interest rates in 2001. Interest expense increased $41.5 in 2000 to $84.7 primarily due to increased domestic borrowings related to the acceleration of Avon's share repurchase program and higher working capital requirements.

Interest income increased $5.9 in 2001 to $14.4 primarily due to stronger cash flow levels during 2001. Interest income decreased $2.6 in 2000 to $8.5 primarily resulting from reduced interest rates in Brazil and Mexico during 2000.

Other expense, net in 2001 of $27.0 was $5.5 unfavorable to 2000 mainly due to the settlement of a contested excise tax assessment in Argentina in 2001 (see Note 14 of the Notes to Consolidated Financial Statements), additional legal expenses in 2001, and unfavorable foreign exchange movements on the Mexican peso, British pound and Philippine peso contracts, partially offset by transaction gains on a U.S. dollar intercompany loan receivable in Argentina and favorable foreign exchange movements in 2001 on Japanese yen contracts.

Other expense, net in 2000 was $10.8 unfavorable to 1999 mainly due to favorable foreign exchange in 1999 resulting from gains on Brazilian forward contracts and, to a lesser extent, a value added tax refund in China in 1999, partially offset by favorable comparisons versus 1999, primarily in Europe and the Pacific.

The effective tax rate was 34.7% in 2001 compared with 29.2% for 2000. The effective tax rate was higher in 2001 versus 2000 due to a federal income tax refund in 2000 (see Note 6 of the Notes to Consolidated Financial Statements) and the tax benefit of the 2001 special and non-recurring charges (see Note 13 of the Notes to Consolidated Financial Statements), partially offset by the favorable impact of repatriation planning, the earnings mix and tax rates of international subsidiaries.

The effective tax rate was 29.2% in 2000 compared with 40.3% in 1999. The effective tax rate was lower in 2000 versus 1999 due to a federal income tax refund in 2000, the settlement of foreign audits, dividend planning, utilization of net operating loss carryforwards, the mix of earnings and tax rates of international subsidiaries, and the impact of the 1999 special and non-recurring charges.

Below is an analysis of the key factors affecting net sales and operating profit by reportable segment for each of the years in the three-year period ended December 31, 2001.

Years ended December 31	2001		2000		1999	
	Net Sales	Operating Profit (Loss)	Net Sales	Operating Profit (Loss)	Net Sales	Operating Profit (Loss)
North America:						
U.S.	$2,016.7	$ 373.4	$1,894.9	$ 343.5	$1,809.3	$ 329.3
U.S. Retail*	13.9	(25.9)	8.5	(4.5)	3.4	(2.7)
Other†	242.6	32.7	244.5	29.2	237.6	34.5
Total	2,273.2	380.2	2,147.9	368.2	2,050.3	361.1
International:						
Latin America North‡	966.3	251.6	848.8	215.2	731.7	181.6
Latin America South‡	933.3	175.9	992.0	200.3	909.0	184.9
Latin America	1,899.6	427.5	1,840.8	415.5	1,640.7	366.5
Europe	1,009.6	167.0	885.6	129.5	878.0	126.2
Pacific	771.4	112.6	799.4	117.8	720.1	102.1
Total	3,680.6	707.1	3,525.8	662.8	3,238.8	594.8
Total from operations	5,953.8	1,087.3	5,673.7	1,031.0	5,289.1	955.9
Global expenses	(1.8)	(242.5)	—	(242.3)	—	(255.3)
Contact settlement gain, net of related expenses	—	25.9	—	—	—	—
Asset impairment charge	—	(23.9)	—	—	—	—
Special and non-recurring charges§	—	(97.4)	—	—	—	(151.2)
Total	$5,952.0	$ 749.4	$5,673.7	$ 788.7	$5,289.1	$ 549.4

* Includes U.S. Retail and Avon Centre.

† Includes operating information for Canada and Puerto Rico.

‡ Latin America North primarily includes the markets of Mexico, Venezuela and Central America. Latin America South primarily includes the markets of Brazil, Argentina, Chile and Peru. Avon's operations in Mexico reported net sales for 2001, 2000 and 1999 of $620.7, $555.6 and $471.6, respectively. Avon's operations in Mexico reported operating profit for 2001, 2000 and 1999 of $154.8, $136.0 and $115.1, respectively.

§ The $97.4 is included in the Consolidated Statements of Income as a Special charge ($94.9) and as inventory write downs in Cost of sales ($2.5).

The following table presents consolidated net sales by classes of principal products, for the years ended December 31:

	2001	2000	1999
Beauty*	$3,730.5	$3,533.9	$3,220.8
Beauty Plus†	1,233.7	1,174.6	1,061.6
Beyond Beauty‡	987.8	965.2	1,006.7
Total net sales	$5,952.0	$5,673.7	$5,289.1

* Beauty includes cosmetics, fragrances, and toiletries.

† Beauty Plus includes fashion jewelry, watches and apparel and accessories.

‡ Beyond Beauty includes home products, gift and decorative and candles.

Sales from Health and Wellness products are divided among the three categories based on product segmentations.

To conform to the 2001 presentation, certain reclassifications were made to the prior periods' segment information.

2001 Compared to 2000

North America > Net sales in North America grew 6% and operating profit increased 3% in 2001. The U.S. business, which represents almost 90% of the North American segment, reported sales and operating profit growth of 6% and 9%, respectively.

The sales increase in the U.S. resulted from a 3% increase in the number of active Representatives due to the successful implementation of Avon's career strategies, particularly Sales Leadership, as well as the strength of Avon's marketing plans. The 2001 sales increase was also driven by a 6% growth in units due to the success of the *Kiss Goodbye to Breast Cancer* lipstick campaign and inventory clearance programs, partially offset by a temporary pause in recruitment resulting from the events of September 11th.

U.S. sales improvements resulted from the successful launch of the new Health and Wellness line of beauty, vitamin and fitness products. The Beauty category increased 4% with double-digit percentage increases in color cosmetics and hair care and a mid-single digit increase in skin care. Color had its second year of double-digit growth. The eye and lip segments led with strong performance in both new and existing areas. Primary drivers of growth were the focus and resources that supported the relaunch of key sub-brands: Beyond Color, with the introduction of *Nutralush* plumping lipstick, as well as Perfect Wear, with the introduction of *EverGlaze* Lip Ink. The company-wide *Kiss Goodbye to Breast Cancer* event was also critical to the color category's success in 2001. Hair care increased as a result of the strong performance of the *Advance Techniques* brand, including the introduction of the new color protection line. Skin care increased due to exceptional new products from *Anew* including *Line Eliminator*, *Force Extra*, and *Pure O2* as well as a significant increase in existing *Anew* product sales. The personal care category was slightly down as strength in the specialty bath segment did not compensate for the inability to match *Skin-So-Soft's* 2000 record performance. Fragrance sales were flat on the year, with an increase in the fourth quarter reflecting the largest fragrance launch in Avon history, *Little Black Dress*. Sales in the Beauty Plus category also grew in 2001 due to increases in apparel and accessories and watches, partially offset by a slight decline in jewelry. The growth in watches resulted from a strategic decision to offer more concepts as well as increased resourcing. Beyond Beauty sales grew in 2001, driven by an increase in gifts, partially offset by declines in toys and home entertainment. The gift line was up due to a successful fourth quarter holiday line.

The operating profit increase in North America was primarily attributable to sales increases in the U.S., partially offset by costs associated with the Retail business, which launched in September 2001. Operating profit margin in North America declined 0.4 points for 2001 primarily due to investments associated with the U.S. Retail business, partially offset by an improvement in the U.S. The U.S. operating margin improved due to an increase in gross margin, the realization of certain process redesign savings and a favorable comparison to 2000 operating results which were negatively impacted by the costs associated with exiting certain Avon-owned Beauty Centers. Such improvements more than offset the higher 2001 investments associated with the launch of the Health and Wellness business and the U.S. Internet initiative.

Avon launched the *beComing* brand in select J.C. Penney stores in the U.S. in the third quarter of 2001. The termination of a retail venture with Sears resulted in a gain in the third quarter of 2001 but will unfavorably impact subsequent periods due to the loss of anticipated contribution from the Sears business. The aggregate impact of the termination is expected to be neutral through 2002 after taking into account results and the contract settlement with Sears.

International > International net sales in U.S. dollars increased 4% and operating profit increased 7% in 2001. The sales improvement was a result of increases in Europe and Latin America, partially offset by a decline in the Pacific region. Excluding the effect of foreign currency exchange, international sales increased 12% in 2001.

In Latin America, sales increased 3% in 2001 mainly due to double-digit sales growth in Mexico and Venezuela, partially offset by declines in Chile, Brazil and Argentina. The sales increases in Mexico and Venezuela were primarily driven by strong increases in active Representatives, customers and units. The increase in Mexico was also driven by strong performance in fragrance and skin care due to new product introductions. Venezuela had double-digit percentage sales growth in the Beauty category resulting from competitive pricing in fragrance and personal care. In Brazil, local currency sales grew double-digits in 2001, driven by an increase in units, active Representatives and customers, but U.S. dollar sales were negatively impacted by foreign exchange. Sales in Argentina decreased in 2001 primarily due to a weak economic and political environment. From 1991 until early 2002, Argentina maintained the peso at a one-to-one ratio with the U.S. dollar. During the second half of 2001, the Argentine peso came under increased pressure due to three consecutive years of recession and concerns about the government's financial policies. In January 2002, the Argentine peso devalued against the U.S. dollar and Avon expects inflation to increase in Argentina as a result of the devaluation of the peso. While the Argentine peso did not devalue until January 2002, the pressure on the peso had a negative impact during 2001 on other currencies in the region, including the Brazilian real and the Chilean peso. As a result, Avon Brazil's and Avon Chile's U.S. dollar results were adversely impacted. In Brazil, an effective deployment of resources supported by productivity gains, as well as foreign exchange contracts previously in place, partially compensated for the weaker currency and related economic impact. Excluding the impact of exchange, sales in Latin America increased 12% in 2001.

Operating profit in Latin America increased 3% in 2001. The operating profit improvement resulted from the sales increases discussed above, as well as operating profit margin improvements in Venezuela and Mexico, partially offset by operating profit margin declines in Argentina and Brazil. Venezuela's operating margin improvement reflects expense control and savings from BPR initiatives. The operating margin improvement in Mexico resulted from successful vendor negotiations to lower product costs, a decrease in damaged merchandise returns as a result of moving to a new distribution center and a reduction in local housing taxes. Argentina's operating margin declined mainly due to sales-related declines, as well as a new banking tax imposed in April 2001. Brazil's operating margin declined in 2001 due to a negative foreign exchange impact in costs and expenses, as well as a migration of customers to lower priced items driven by an erosion in consumers' purchasing power. Brazil's margin was also impacted by higher expenses associated with incremental investments to support new product launches and improve order quality, which in turn contributed to top-line local currency sales growth.

In Europe, sales increased 14% in 2001 driven by growth in Central and Eastern Europe, primarily Poland, Russia and the Ukraine, and, to a lesser extent, in the United Kingdom, partially offset by sales declines in most Western European markets. Higher sales in Central and Eastern Europe resulted from double-digit percentage increases in customers, active Representatives and units. Poland's continued strong sales growth was aided by the successful implementation of the Sales Leadership Strategy (launched in 2000). This strategy has resulted in increased market penetration and, along with continued focus on Representative retention, contributed to a significant increase in Representatives. In Russia, higher sales resulted from an improved local economy, coupled with an increase in the average order resulting from a 2001 change in the commission structure. In the United Kingdom, the sales increase was accomplished by growth in both customers and customer spending despite strong competition, as well as significant gains in color cosmetics. Sales declines in most Western European markets were primarily the result of a weak economic climate, which negatively impacted business in 2001. Excluding the impact of exchange, Europe sales grew 18%.

Europe's operating profit increased 29% in 2001 primarily due to the higher sales discussed above, as well as operating profit margin improvements in Russia, the United Kingdom and the Ukraine, partially offset by margin declines in Poland, South Africa and most Western European markets. Russia's operating margin improvement was due to significant sales growth (which led to an improvement in the expense ratio), as well as product sourcing benefits and a reduction in custom duties on certain products. The operating margin improvement in the United Kingdom resulted from tighter expense management and a reduction in shipping and distribution costs as the shipping systems installed in 2000 were completed and began to improve productivity. The operating margin improvement in the Ukraine was driven by an improvement in the expense ratio resulting from sales growth of 80% in 2001, and an improvement in gross margin, which benefited from a reduction in import duties. The operating margin decline in Poland was driven by favorable foreign exchange on inventory purchases in 2000 and pricing investments in 2001 to gain market share. The operating profit margin decline in South Africa was due to a higher expense ratio, resulting from lower sales volume. Operating margins in most Western European markets continued to be negatively impacted by sales pressures associated with a weak economic environment. Overall, the operating margin in Europe in 2001 increased 1.9 points, as compared to 2000.

In 2001, U.S. dollar sales for most major markets in the Pacific region were negatively impacted by foreign exchange, most significantly the Philippines, Japan and Taiwan. U.S. dollar sales in the Pacific region declined 4% in 2001, but sales increased 6% in local currency. Despite U.S. dollar declines in the region, U.S. dollar and local currency sales in China grew 36% in 2001, driven by the success of consumer initiatives and the opening of additional beauty boutiques. Despite the weakness of the local economy, Japan's local currency sales increased 2% in 2001. The Philippines posted strong increases in average Representatives, customers and units, resulting in double-digit percentage local currency sales growth in 2001. U.S. dollar and local currency sales in Taiwan declined in 2001 due to an economic slowdown, which has negatively impacted employment rates and consumer spending this year.

Operating profit in the Pacific region declined 4% in 2001 resulting from the negative impact of foreign currency translation. Excluding the impact of foreign exchange, operating profit increased 6% in 2001 with increases in most major markets. China's operating margin improved significantly in 2001 due to a favorable expense ratio resulting from higher sales. Japan's operating margin improved, largely driven by BPR efforts, which continue to generate significant savings across all expense areas. Operating margin in Taiwan declined in 2001 due to a higher expense ratio resulting from lower sales. Operating margin in the Philippines declined resulting from costs associated with an increase in brochure pages, partially offset by favorable product mix and pricing.

2000 Compared to 1999

North America > Net sales in North America increased 5% to $2.15 billion in 2000. The U.S. business, representing almost 90% of the North American segment, reported sales growth of 5%. The sales increase in the U.S. resulted primarily from a 6% increase in the number of units sold, a 2% increase in active Representatives and a higher than average CFT order size. Sales improvements in the U.S. resulted from increases in CFT categories, fashion jewelry and watches and accessories, partially offset by declines in apparel and home entertainment products. U.S. sales of CFT increased 7% over 1999 reflecting a double-digit increase in skincare, primarily due to strong launches of *Botanisource* and *Anew Retroactive*, which was Avon's largest CFT launch ever. Color cosmetics also reported a double-digit increase versus 1999, reflecting our commitment to the Avon Color brand and powerful new product introductions, such as *Nailwear* and *Glazewear*. Growth in the fragrance category was driven by strong performance in Men's brands. The personal care category also contributed to the sales increase, with particular strength coming from the launch of *Chamomile* and sales of existing *Skin-So-Soft* lines, which reported the largest increases ever for this brand. Fashion jewelry and watches increased mid-single digits versus 1999 due to strategic growth in fashion and fine jewelry segments. Higher sales in accessories were driven by a strong performance in fashion accessories, including handbags, totes and small leather goods. These increases were partially offset by declines in the apparel category, due to softness in casual wear items, and lower sales in home entertainment products, resulting from fewer new product introductions.

Operating profit in North America increased 2% to $368.2 in 2000 due to the region's increased sales, discussed above, while the operating margin declined 0.5 points. The decline in operating margin was primarily due to an increase in the operating expense ratio in Puerto Rico caused by higher transitional expenses related to the consolidation of operations. Gross margin in North America remained level in 2000 as compared to 1999. Operating profit in the U.S. of $343.5 increased 4% versus 1999 reflecting sales growth, partially offset by a slightly unfavorable expense ratio. The expense ratio in the U.S. was negatively impacted by asset write downs associated with the closure of certain Company-owned Avon Beauty Centers. Excluding the asset write downs, the expense ratio was favorable to 1999 resulting from cost containment, BPR savings and lower benefit expenses partially offset by increased spending on advertising and e-commerce initiatives.

International > International sales increased 9% to $3.53 billion and operating profit increased 11% to $662.8 in 2000. Excluding the effect of foreign exchange, international sales increased 14% in 2000 with double-digit increases in all regions.

In Latin America, sales increased 12% to $1.84 billion in 2000 driven by improvements in all major markets, with Mexico, Brazil and Venezuela being the main contributors. Excluding the impact of foreign exchange, sales in Latin America increased 15% in 2000. Units and active Representatives for the region rose 4% and 10%, respectively, versus the same period in 1999. The sales growth in Mexico was driven by increases in the number of units sold, active Representatives and customers served. Mexico had double-digit sales growth in all product categories, with particular strength in CFT, and apparel categories. In Brazil, higher average orders, along with increased prices and more Representatives were the main drivers of sales improvements. Venezuela's sales improvement resulted from increases in the number of units sold, orders, active Representatives and customers served. Venezuela was able to post these increases despite severe flooding in late 1999, which negatively affected operations at the beginning of 2000, along with persistent economic and political uncertainty.

Operating profit in Latin America grew 13% to $415.5 in 2000 due to the sales increases discussed above and operating margin improvements in Venezuela and Brazil, partially offset by a decline in Argentina. Latin America's 2000 operating margin improved 0.2 points versus 1999. Venezuela's operating margin reflected a higher gross margin, driven by price increases and cost improvements, partially offset by increased marketing spending and incentive programs. Brazil's operating margin increased primarily due to lower bad debt and recognition expenses. Mexico's operating margin remained level with 1999 due to savings in marketing and cost savings on purchase orders, offset by a decrease in gross margin resulting from increased sales of lower margin items and selective pricing cuts. In Argentina, operating margin declined as incentives and advertising expenses were increased to solidify our leading market position in a weak economic environment.

In Europe, sales increased 1% to $885.6 versus 1999 but increased 13% in local currency on 12% growth in units and 15% higher active Representatives. The euro, pound and zloty devalued significantly in 2000 and, as a result, negatively affected U.S. dollar results. Sales growth in Central and Eastern Europe, primarily Poland and Russia, was partially offset by declines in most Western European markets, most significantly in Germany. The sales improvement in Central Europe resulted from double-digit increases in units, active Representatives and customers served. New Representative leadership programs and a new campaign cycle also favorably impacted sales in Poland. The sales increase in Russia was due to double-digit increases in units and active Representatives and an improved economic environment resulting from the stability of the Russian ruble. In Germany, the sales decline reflected a weak economic climate. In the United Kingdom, sales increased in local currency but U.S. dollar results were negatively impacted by foreign currency exchange.

Operating profit in Europe grew 3% to $129.5 in 2000 due to the sales increases discussed above coupled with operating margin improvements in Central and Eastern Europe, particularly Poland and Russia, partially offset by increased spending on incentives and advertising throughout the region and the impact of weaker currencies. In the Europe region, operating margin in 2000 improved 0.3 points over 1999. In Poland, gross margin improved due to a shift in mix to higher margin items, partially offset by the cost of shipping increased orders. The operating margin improvement in Russia was primarily due to a favorable comparison against 1999's discount pricing policy and product sourcing, as well as tight expense controls on a higher sales base. A decline in the United Kingdom's operating margin was primarily due to increased advertising, consumer motivation and sampling activities to support sales growth, as well as increased shipping, distribution and volume related costs due to reduced capacity of shipping lines during transition to a new shipping system.

In the Pacific region, sales increased 11% to $799.4 in 2000 due to increases in all major markets resulting from an 18% increase in the number of units sold and 31% increase in active Representatives. In 2000, dollar sales for most markets were negatively impacted by foreign currency exchange, excluding Japan and Taiwan, where foreign currency exchange had a positive impact on dollar sales. In Japan, sales increased double-digits, despite a reduction in consumer spending due to economic pressures, due to an increase in units sold and active Representatives as well as a favorable exchange rate impact versus 1999. In China, sales growth of 44% was driven by channel expansion, led by beauty boutiques. In the Philippines, dollar sales grew in the mid-single digits, but local currency sales increased solid double-digits, as increased advertising and consumer promotions resulted in strong increases in units sold, customers served and active Representatives. Excluding the impact of foreign exchange, sales in the Pacific region rose 13%.

Operating profit in the Pacific region increased 15% to $117.8 in 2000 due to the sales increases discussed above and operating margin improvements, primarily in Japan and China, partially offset by operating margin declines in Taiwan and the Philippines. In the Pacific region, 2000 operating margin improved 0.6 points over 1999. In Japan, operating margin was favorably impacted by product cost savings initiatives and a favorable change of product mix from non-CFT to higher margin CFT products. China's operating margin improvement was driven primarily by increased sales growth and new higher margin products. Operating margin declined in Taiwan primarily due to increased costs resulting from moving to a new distribution facility and increased spending to support sales growth. Operating margin in the Philippines was negatively impacted by higher sales of lower margin items, and higher advertising expenses.

Global Expenses > Global expenses were $242.5 in 2001 compared with $242.3 in 2000. Global expenses remained level in 2001, primarily due to savings in global departmental expenses (including such areas as marketing and information technology systems), offset by higher benefit expenses in 2001 and insurance proceeds received in 2000 related to 1998 hurricane losses in Central America, 1999 flood losses in Venezuela and 1999 earthquake losses in Taiwan. Global expenses were $242.3 in 2000 compared with $255.3 in 1999. The $13.0 decrease was primarily due to lower expenses related to the Company's long-term incentive plan, lower benefit expenses, insurance proceeds received in 2000 discussed above, and savings in global marketing departments, partially offset by increased investments in information technology and retail initiatives.

In 2001, the assets associated with the Company's benefit plans experienced weaker investment returns, which was mostly due to unfavorable returns on equity securities. These unfavorable investment returns are expected to increase pension costs in the near future. In addition, net periodic pension cost may significantly increase in the future if settlement losses are required due to an increase in the aggregate benefits paid to retirees as lump sum distributions. Settlement losses may result in the future if the number of eligible participants deciding to receive lump sum distributions and the amount of their benefits increases. (See Note 10 of the Notes to Consolidated Financial Statements).

Accounting Changes > See Note 2 of the Notes to Consolidated Financial Statements for a discussion regarding recent accounting standards, including FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," FAS No. 141, "Business Combinations," FAS No. 142, "Goodwill and Other Intangible Assets," FAS No. 143, "Accounting for Asset Retirement Obligations," FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SAB No. 101, "Revenue Recognition in Financial Statements," Emerging Issues Task Force ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs," EITF 00-14, "Accounting for Certain Sales Incentives," EITF 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products," and EITF 00-19, "Determination of Whether Share Settlement Is Within the Control of the Issuer for Purposes of Applying Issue No. 96-13, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock.'"

Contingencies > Avon is a defendant in a class action suit commenced in 1991 on behalf of certain classes of holders of Avon's Preferred Equity-Redemption Cumulative Stock ("PERCS"). Plaintiffs allege various contract and securities law claims related to the PERCS (which were fully redeemed in 1991) and seek aggregate damages of approximately $145.0, plus interest. A trial of this action took place in the United States District Court for the Southern District of New York and concluded in November 2001. At the conclusion of the trial, the judge reserved decision in the matter. Avon believes it presented meritorious defenses to the claims asserted. However, it is not possible to predict the outcome of litigation and it is reasonably possible that the trial, and any possible appeal, could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome but, under some of the damage theories presented, an adverse award could be material to the Consolidated Financial Statements.

Avon is a defendant in an action commenced in the Supreme Court of the State of New York by Sheldon Solow d/b/a Solow Building Company, the landlord of the Company's former headquarters in New York City. Plaintiff seeks aggregate damages of approximately $80.0, plus interest, for the Company's alleged failure to restore the leasehold premises at the conclusion of the lease term in 1997. A trial of this matter had been scheduled for February 2002, but has been stayed pending the determination of (i) an interlocutory appeal by plaintiff of an order that denied the plaintiff's motion for summary judgment and granted partial summary judgment in favor of the Company on one of plaintiff's claims; and (ii) an appeal by plaintiff of a decision in an action against another former tenant that dismissed plaintiff's claims after trial. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on the Consolidated Financial Statements. This action is being vigorously contested.

Various other lawsuits and claims (asserted and unasserted), arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In the opinion of Avon's management, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2001 should not have a material adverse impact on the Consolidated Financial Statements.

In 1998, the Argentine tax authorities denied certain past excise tax credits taken by Avon's subsidiary in Argentina and assessed this subsidiary for the corresponding taxes. Avon vigorously contested this assessment through local administrative and judicial proceedings since 1998. In the third quarter of 2001, the Argentine government issued a decree permitting taxpayers to satisfy certain tax liabilities on favorable terms using Argentine government bonds as payment. Avon decided to settle this contested tax assessment by applying for relief under this new government program and purchased bonds to tender in settlement of the aforementioned assessment. As a result, a pre-tax charge of $6.4 ($3.4 after-tax, or $.01 per diluted share) was included in Other expense, net in the Consolidated Statements of Income in the third quarter of 2001.

Avon has been responding to a formal investigation by the Securities and Exchange Commission ("SEC") which commenced in August 2000, and has furnished to the SEC information that principally concerns a special charge reported by Avon in the first quarter of 1999, which included the write off of approximately $15.0 in pre-tax costs associated with an order management software system known as the FIRST project. The balance of the FIRST project's development costs had been carried as an asset until the third quarter of 2001, when Avon recorded a pre-tax charge of $23.9 ($14.5 after-tax, or $.06 per diluted share) to write off the carrying value of costs related to that project. As part of a resolution of the investigation or at the conclusion of a contested proceeding, there may be a finding that Avon knew or should have known in the first quarter of 1999 that it was not probable that FIRST would be implemented and therefore, the entire FIRST asset should have been written off as abandoned at that time. In that connection, it may also be necessary for Avon to restate its financial statements to write off the entire FIRST asset in the first quarter of 1999. If Avon were to restate its financial statements to write off the FIRST asset in the first quarter of 1999, then the charge recorded in the third quarter of 2001 and other FIRST-related items recorded in prior periods would also be restated. (See Note 16 of the Notes to Consolidated Financial Statements).

Liquidity and Capital Resources

Cash Flows > Net cash provided by operating activities was $754.9 in 2001 compared to $323.9 in 2000. The 2001 increase principally reflects the receipt of an income tax refund in 2001 and higher net income (adjusted for non-cash items and including the cash settlement from Sears), as well as higher working capital needs in 2000, including the payout of a long-term incentive plan, timing of cash payments and a larger increase in inventories.

Excluding changes in debt and other financing activities, net cash flow of $321.8 in 2001 was $418.9 favorable compared with net cash usage of $97.1 in 2000.

The $418.9 variance primarily resulted from higher net cash provided by operations in 2001 and a reduction in capital expenditures, as 2000 results included significant spending for the U.S. Internet project. Partially offsetting this increase were higher repurchases of Avon common stock in 2001. During 1998 and 1997, Avon received net proceeds under securities lending transactions that were settled in the fourth quarter of 2000 for $101.4 and were included in the cash flows as Other financing activities.

For the period 1994 through 2001, approximately 62.9 million shares of common stock were purchased for approximately $1.6 billion under share repurchase programs. See Note 9 of the Notes to Consolidated Financial Statements for further details of the share repurchase programs.

Working Capital > As of December 31, 2001 and December 31, 2000, current assets exceeded current liabilities by $428.1 and $186.4, respectively. The increase of current assets over current liabilities of $241.7 was primarily due to higher cash balances and the repayment of short-term borrowings. The increase was partially offset by a lower receivable balance reflecting the receipt of an income tax refund in 2001 and a higher accrued liability balance due to the 2001 Special charge.

Primarily as a result of the Company's share repurchase program, at December 31, 2001 and 2000, the Company reported a shareholders' deficit balance of $74.6 and $215.8, respectively.

Capital Resources > Total debt of $1,325.1 at December 31, 2001, increased $111.5 from $1,213.6 at December 31, 2000, principally due to the issuance in September 2001 of Japanese yen denominated notes payable and an adjustment to debt to reflect the fair value of outstanding interest rate swaps (see Note 4 of the Notes to Consolidated Financial Statements). Total debt of $1,213.6 at December 31, 2000, increased $206.2 from December 31, 1999, primarily due to the issuance of convertible notes in 2000. During 2001 and 2000, cash flows from operating activities combined with cash on hand and higher debt levels were used for repurchases of common stock, payment of dividends, and capital expenditures. Management believes that cash from operations and available sources of financing are adequate to meet anticipated requirements for working capital, dividends, capital expenditures, the stock repurchase program and other cash needs.

Debt and Contractual Financial Obligations and Commitments > At December 31, 2001, Avon's debt and contractual financial obligations and commitments by due date were as follows:

	2002	2003	2004	2005	2006 and Beyond	Total
Notes payable	$ 87.6	$ —	$ —	$ —	$ —	$ 87.6
Long-term debt	0.1	0.1	200.0	—	991.3[1]	1,191.5
Capital lease obligations	1.1	2.0	2.1	0.1	—	5.3
Operating leases	70.0	53.1	40.8	32.4	211.9	408.2
Other long-term obligations	2.0	2.0	2.0	2.0	0.5	8.5
Total debt and contractual financial obligations and commitments[2]	$160.8	$57.2	$244.9	$34.5	$1,203.7	$1,701.1

(1) $100.0 of bonds embedded with option features maturing in May 2018 can be sold back to Avon at par or can be called at par by the underwriter and resold to investors as 15-year debt in May 2003. Convertible Notes of $422.4 maturing in 2020 may be redeemed at the option of Avon on or after July 12, 2003. In addition, at the holder's option, the Convertible Notes may be sold to Avon, for cash or shares at Avon's discretion, at the redemption price on July 12, 2003, July 12, 2008 and July 12, 2013.

(2) The amount of debt and contractual financial obligations and commitments excludes amounts due pursuant to derivative transactions.

See Notes 4 and 12 of the Notes to Consolidated Financial Statements for further information on Avon's debt and contractual financial obligations and commitments.

Avon has a five-year $600.0 revolving credit and competitive advance facility (the "credit facility"), which expires in 2006. The credit facility may be used for general corporate purposes, including financing working capital and capital expenditures and supporting the stock repurchase program. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime or ½% plus the federal funds rate. The credit facility has an annual facility fee, payable quarterly, of $0.5, based on Avon's current credit ratings. The credit facility contains customary covenants, including one which requires Avon's interest coverage ratio (determined in relation to Avon's consolidated pre-tax income and interest expense) to equal or exceed 4:1. At December 31, 2001, Avon was in compliance with all covenants in the credit facility. At December 31, 2001 and December 31, 2000, there were no borrowings under the credit facility. Avon maintains a $600.0 commercial paper program, which is supported by the credit facility. Outstanding commercial paper effectively reduces the amount available for borrowing under the credit facility. At December 31, 2001, Avon had no commercial paper outstanding, and at December 31, 2000, Avon had $29.9 in commercial paper outstanding under this program.

The cost of borrowings under the credit facility, as well as the amount of the facility fee and utilization fee (applicable only if more than 50% of the facility is borrowed), depend on Avon's credit ratings. A downgrade in Avon's credit ratings might increase the cost to Avon of maintaining and borrowing under the credit facility, or preclude Avon from issuing commercial paper or increase the cost to Avon of issuing commercial paper in the future, but the credit facility does not contain a rating downgrade trigger that would prevent Avon from borrowing under the credit facility. The credit facility would become unavailable for borrowing only if Avon were to fail to satisfy one of the conditions to borrowing in the facility. These conditions to borrowing are generally based on the accuracy of certain representations and warranties, compliance by Avon with the covenants in the credit facility (discussed above) and the absence of defaults, including but not limited to bankruptcy and insolvency, change of control, failure to pay other material debts, and failure to stay or pay material judgments, as those events are described more fully in the credit facility agreement.

At December 31, 2001, Avon was in compliance with all covenants in its indentures (see Note 4 of the Notes to Consolidated Financial Statements), which do not contain any rating downgrade triggers that would accelerate the maturity of its debt. Neither the credit facility nor any of the indentures contains any covenant or other requirement relating to maintenance of a positive shareholders' equity balance.

Avon had uncommitted domestic lines of credit available of $49.0 in 2001 and 2000 with various banks. As of December 31, 2001 and 2000, $11.1 of these lines are being used for letters of credit. In addition, as of December 31, 2001 and 2000, there were international lines of credit totaling $457.4 and $449.5, respectively, of which $87.9 and $74.8, respectively, were outstanding and included in Notes payable and Long-term debt. At December 31, 2001 and 2000, Avon also had letters of credit outstanding totaling $13.9 and $9.5, respectively, which guarantee various insurance activities. In addition, Avon had outstanding letters of credit for various trade activities and commercial commitments executed in the ordinary course of business, such as purchase orders for normal replenishment of inventory levels.

Inventories > Avon's products are marketed during 12 to 26 individual sales campaigns each year. Each campaign is conducted using a brochure offering a wide assortment of products, many of which change from campaign to campaign. It is necessary for Avon to maintain relatively high inventory levels as a result of the nature of its business, including the number of campaigns conducted annually and the large number of products marketed. Avon's operations have a seasonal pattern characteristic of many companies selling CFT, fashion jewelry and accessories, gift and decorative items, and apparel. Holiday sales cause a peak in the fourth quarter, which results in the build up of inventory at the end of the third quarter. Inventory levels are then reduced by the end of the fourth quarter. Inventories of $612.5 at December 31, 2001, were slightly higher than at December 31, 2000. At the same time, inventory days outstanding declined from prior year, reflecting Avon's efforts to manage purchases and inventory levels while maintaining a focus on operating the business at efficient inventory levels. It is Avon's objective to continue to focus on inventory management. However, the addition or expansion of product lines, which are subject to changing fashion trends and consumer tastes, as well as planned expansion in high growth markets, may cause inventory levels to grow periodically.

Capital Expenditures > Capital expenditures during 2001 were $155.3 compared with $193.5 in 2000. Those expenditures were made for improvements on existing facilities, continued investments for capacity expansion, facility modernization, information systems, including spending on the Internet strategy, and equipment replacement projects. Numerous construction and information systems projects were in progress at December 31, 2001, with an estimated cost to complete of approximately $119.2. Capital expenditures in 2002 are currently expected to be in the range of $220.0–$230.0. These expenditures will include improvements on existing facilities, continued investments for capacity expansion, facility modernization, information systems and equipment replacement projects.

Foreign Operations > For the three years ended 2001, 2000 and 1999, the Company derived approximately 60% of its consolidated net sales and total operating profit from operations from subsidiaries outside of the U.S. In addition, as of December 31, 2001 and 2000, these subsidiaries comprised approximately 50% of the Company's consolidated total assets. Avon has significant net assets in Brazil, Mexico, the United Kingdom, Japan, Argentina, Venezuela, Canada, the Philippines and Poland.

The functional currency for most of Avon's foreign operations is the local currency. The cumulative effects of translating balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in Accumulated other comprehensive loss in Shareholders equity. The U.S. dollar is used as the functional currency for operations in highly inflationary foreign economies, including Russia and Venezuela, where cumulative inflation rates in those countries exceeded

100% over a three-year period. Effective January 1, 1995, Venezuela was designated as a country with a highly inflationary economy due to cumulative inflation rates over the three-year period 1992–1994. Effective January 1, 1997, Russia was designated as a country with a highly inflationary economy due to cumulative inflation rates over the three-year period 1994–1996. Venezuela has converted to non-hyperinflationary status effective January 1, 2002 due to reduced cumulative inflation rates.

During 2001, the Argentine economy remained in a deep recession, making 2001 the third consecutive year of negative growth. In addition to the economic crisis, the Argentine peso, which had been maintained at a one-to-one ratio for 11 years with the U.S. dollar, came under pressure. In December 2001, foreign exchange transactions were prohibited by the government. On January 6, 2002, the government announced it was devaluing the peso by abandoning the one-to-one ratio. The foreign exchange markets reopened on January 11, 2002. Pursuant to FAS No. 52, "Foreign Currency Translation," the exchange rate from January 11, 2002, was used as a reference rate for the translation of Avon Argentina's December 31, 2001 balance sheet. Because Avon Argentina had a U.S. dollar intercompany loan receivable on its balance sheet, Avon Argentina recognized a net foreign exchange gain of approximately $8.0 pretax.

With the Argentine peso devaluation on January 6, 2002, and a forecast for continued negative economic conditions, Avon anticipates the 2002 U.S. dollar results of Avon Argentina to be negatively impacted. Net sales from Avon Argentina represent 5% of Avon's consolidated net sales. The impact of any further devaluation is expected to be partially offset by inflation, hedging strategies and certain actions taken by management. Management expects to leverage the direct selling channel through Representative recruiting and price adjustments, as well as Avon's local production capability, to respond to changing market conditions, thereby achieving market share gain.

Avon's diversified global portfolio of businesses has demonstrated that the effects of weak economies and currency fluctuations in certain countries may be offset by strong results in others. Fluctuations in the value of foreign currencies cause U.S. dollar-translated amounts to change in comparison with previous periods. Accordingly, Avon cannot project the possible effect of such fluctuations upon translated amounts or future earnings. This is due to the large number of currencies, intercompany transactions, the hedging activity entered into in an attempt to minimize certain effects of exchange rate changes where economically feasible, and the fact that all foreign currencies do not react in the same manner against the U.S. dollar.

Certain of Avon's financial instruments, which are discussed below under Risk Management Strategies and Market Rate Sensitive Instruments and in Note 7 of the Notes to Consolidated Financial Statements, are used to hedge various amounts relating to certain international subsidiaries.

Some foreign subsidiaries rely primarily on borrowings from local commercial banks to fund working capital needs created by their highly seasonal sales pattern. From time to time, when tax and other considerations dictate, Avon will finance subsidiary working capital needs. At December 31, 2001, the total indebtedness of foreign subsidiaries to third parties was $93.1.

It is Avon's practice to remit all the available cash (cash in excess of working capital requirements, having no legal restrictions and not considered permanently reinvested) of foreign subsidiaries as rapidly as is practical. During 2001, Avon's foreign subsidiaries remitted, net of taxes, $343.5 in dividends and royalties. This sum is a substantial portion of the 2001 consolidated net earnings of those subsidiaries.

Risk Management Strategies and Market Rate Sensitive Instruments > As discussed above, Avon operates globally, with manufacturing and distribution facilities in various locations around the world. Avon may reduce its exposure to fluctuations in earnings and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Since Avon uses foreign currency rate-sensitive and interest rate-sensitive instruments to hedge a certain portion of its existing and forecasted transactions, Avon expects that any loss in value for the hedge instruments generally would be offset by increases in the value of the underlying transactions.

Derivatives are recognized on the balance sheet at their fair values. The accounting for changes in fair value (gains or losses) of a derivative instrument depends on whether it has been designated by Avon and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Changes in the fair value of a derivative that is designated as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in other comprehensive income ("OCI") to the extent effective and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of a derivative that is designated as a hedge of a net investment in a foreign operation are recorded in foreign currency translation adjustments within OCI to the extent effective as a hedge. "Effectiveness" is the extent to which changes in fair value of a derivative offsets changes in fair value of the hedged item. Changes in the fair value of a derivative not designated as a hedging instrument are recognized in earnings in Other expense, net on the

Consolidated Statements of Income.

Avon assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Highly effective means that cumulative changes in the fair value of the derivative are between 80%–125% of the cumulative changes in the fair value of the hedged item. The ineffective portion of the derivative's gain or loss, if any, is recorded in earnings in Other expense, net on the Consolidated Statements of Income. Prior to June 1, 2001, Avon excluded the change in the time value of option contracts from its assessment of hedge effectiveness. Effective June 1, 2001, Avon includes the change in the time value of options in its assessment of hedge effectiveness. When Avon determines that a derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Avon discontinues hedge accounting for the affected portion of the forecasted transaction, and reclassifies gains and losses that were accumulated in OCI to earnings in Other expense, net on the Consolidated Statements of Income.

Avon has not entered into derivative financial instruments for trading purposes, nor is Avon a party to leveraged derivatives. The master agreements governing Avon's derivative contracts generally contain standard provisions that could trigger early termination of the contracts in certain circumstances, including if Avon were to merge with another entity and the creditworthiness of the surviving entity were to be "materially weaker" than that of Avon prior to the merger. In certain of these master agreements, "materially weaker" has been defined by reference to specific credit ratings.

Interest Rate Risk > Avon uses interest rate swaps to hedge interest rate risk on its fixed-rate debt. In addition, Avon may periodically employ interest rate caps and forward interest rate agreements to reduce exposure, if any, to increases in variable interest rates.

At December 31, 2001, Avon has outstanding interest rate swap agreements that effectively convert fixed interest on a portion of Avon's outstanding debt to a variable interest rate based on LIBOR, as follows:

Notional Amount	Maturity Date	Related Outstanding Debt
$ 50.0	May 2003	$100.0, 6.25% Bonds, due 2018
100.0	November 2004	200.0, 6.90% Notes, due 2004
100.0	November 2004	200.0, 6.90% Notes, due 2004
150.0	November 2009	300.0, 7.15% Notes, due 2009
150.0	November 2009*	300.0, 7.15% Notes, due 2009

* This interest rate swap agreement requires Avon to post collateral in certain circumstances if Avon's credit rating drops below BBB.

Avon has designated the interest rate swaps as fair value hedges pursuant to FAS No. 133 (see Note 4 of the Notes to Consolidated Financial Statements). During 2001, Long-term debt increased by $33.2 with a corresponding increase to Other assets to reflect the fair values of outstanding interest rate swaps. Long-term debt also includes the remaining unamortized gain of $7.5 resulting from a terminated swap agreement, which is being amortized over the remaining term of the underlying debt. There were no amounts of hedge ineffectiveness for the year ended December 31, 2001, related to these interest rate swaps (see Note 7 of the Notes to Consolidated Financial Statements).

At December 31, 2001, Avon has forward interest rate agreements to protect against increases in interest rates on a portion of Avon's fixed to variable interest rate swap agreements as follows:

Notional Amount	Maturity Date
$150.0	May 15, 2002
150.0	November 15, 2002
250.0	May 15, 2002

The forward interest rate agreements have not been designated as hedges and have been recorded at fair value in earnings in the Consolidated Statements of Income.

See Note 4 of the Notes to Consolidated Financial Statements for further discussion regarding the interest rate swap and forward rate agreements.

Foreign Currency Risk > Avon uses foreign currency forward contracts and options to hedge portions of its forecasted foreign currency cash flows resulting from intercompany royalties, intercompany loans, and other third-party and intercompany foreign currency transactions where there is a high probability that anticipated exposures will materialize. These contracts have been designated as cash flow hedges. At December 31, 2001, the primary currencies for which Avon has net underlying foreign currency exchange rate exposure are the U.S. dollar versus the Argentine peso, Brazilian real, British pound, the euro, Japanese yen, Mexican peso, Philippine peso, Polish zloty, the Russian ruble and Venezuelan bolivar.

Avon also enters into foreign currency forward contracts and options to protect against the adverse effects that exchange rate fluctuations may have on the earnings of its foreign subsidiaries. These derivatives do not qualify for hedge accounting and therefore, the gains and losses on these derivatives have been recognized in earnings each reporting period. Avon's hedges of its foreign currency exposure cannot entirely eliminate the effect of changes in foreign exchange rates on Avon's consolidated financial position, results of operations and cash flows.

Avon uses foreign currency forward contracts and foreign currency denominated debt to hedge the foreign currency exposure related to the net assets of certain of its foreign subsidiaries. During 2001, Avon entered into loan agreements and notes payable to borrow Japanese yen to hedge Avon's net investment in its Japanese subsidiary (see Note 4 of the Notes to Consolidated Financial Statements). Avon also entered into foreign currency forward contracts to hedge its net investment in its Mexican subsidiary. For the year ended December 31, 2001, net gains of $5.1 related to the effective portion of these hedges were included in foreign currency translation adjustments within Accumulated other comprehensive loss on the Consolidated Balance Sheets.

At December 31, 2001, Avon held foreign currency forward and option contracts to buy and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another, with notional amounts in U.S. dollars as follows:

	Buy	Sell
Argentine peso	$ 4.6	$ 5.0
Brazilian real	—	15.0
British pound	46.6	16.4
Canadian dollar	—	17.2
Czech koruna	—	11.0
Euro	83.4	45.4
Hungarian forint	—	18.8
Japanese yen	12.6	23.2
Mexican peso	—	88.0
Polish zloty	—	6.5
Taiwanese dollar	—	11.0
Other currencies	—	11.3
Total	$147.2	$268.8

Other Financing Activities > As of December 31, 2001, Avon has forward contracts to purchase approximately 271,000 shares of Avon common stock at an average price of $46.01 per share. The contracts mature in October 2002 and were recorded as equity instruments. As equity instruments, no adjustment for subsequent changes in fair value has been recognized. The maturities of forward contracts are accelerated in the event that either Avon's credit rating declines to Baa2 or its stock price closes at the trigger price of approximately $16.00 per share for a two-day period. In accordance with the provisions of EITF 00-19, $51.0 of contracts outstanding at December 31, 2000, were included in the accompanying Consolidated Balance Sheets in Share repurchase commitments with a corresponding decrease in Additional paid-in capital (see Note 2 of the Notes to Consolidated Financial Statements).

Credit and Market Risk > Avon attempts to minimize its credit exposure to counterparties by entering into interest rate swap, forward rate and interest rate cap contracts only with major international financial institutions with "A" or higher credit ratings as issued by Standard & Poor's Corporation. Avon's foreign currency and interest rate derivatives are comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although Avon's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

Non-performance of the counterparties on the balance of all the foreign exchange and interest rate swap and forward rate agreements would not result in a material write off at December 31, 2001. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap and forward rate agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

Avon is exposed to changes in financial market conditions in the normal course of its operations, primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments to fund ongoing activities.

Various derivative and non-derivative financial instruments held by Avon are sensitive to changes in interest rates. These financial instruments are either discussed above or in Notes 4 and 7 of the Notes to Consolidated Financial Statements. Interest rate changes would result in gains or losses in the fair value of debt and other financing instruments held by Avon. Based on the outstanding balance of all these financial instruments at December 31, 2001, a hypothetical 50 basis point change (either an increase or a decrease) in interest rates prevailing at that date, sustained for one year, would not represent a material potential loss in fair value, earnings or cash flows. This potential loss was calculated based on discounted cash flow analyses using interest rates comparable to Avon's current cost of debt. In 2001, Avon did not experience a material loss in fair value, earnings or cash flows associated with changes in interest rates.

Avon is exposed to equity price fluctuations for investments included in the grantors trust (see Note 10 of the Notes to Consolidated Financial Statements). A 10% change (either an increase or decrease) in equity prices would not be material based on the fair value of equity investments as of December 31, 2001.

As previously discussed, Avon also engages in various hedging activities in order to reduce potential losses due to foreign currency risks. Consistent with the nature of the economic hedge of such foreign exchange contracts, any gain or loss would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged. These financial instruments are discussed above and in Note 7 of the Notes to Consolidated Financial Statements.

Avon uses a Value at Risk (VaR) model to evaluate the potential loss due to adverse changes in market risk factors relating to its outstanding foreign currency derivative instruments. The VaR computation includes Avon's outstanding foreign currency forwards and options. The computation excludes anticipated transactions, foreign currency payables and receivables and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge. The VaR model uses a Monte Carlo methodology that values foreign currency derivative instruments against one thousand randomly generated sets of price outcomes. The model generates its prices based on historical volatilities and correlations observed over the last year (approximately 250 business days). Based on a 95% confidence level, a one-month holding period at December 31, 2001, and normal market conditions, the potential loss in fair value from these foreign currency derivative instruments would not materially affect Avon's earnings or cashflows. The VaR model is a risk estimation tool and is not intended to project actual losses in fair value that will be incurred by Avon nor is it intended to estimate the risk that non-normal market conditions or other unusual events will occur that might affect the fair value of Avon's foreign currency derivative instruments. Prior to 2001, Avon used a sensitivity analysis to evaluate the risk of adverse changes in market risk factors. The risk of loss at December 31, 2001, using a sensitivity analysis was not material.

Euro

A single currency called the euro was introduced in Europe on January 1, 1999. On that date, 12 of the 15 member countries of the European Union adopted the euro as their common legal currency. Fixed conversion rates between these participating countries' existing currencies (the "legacy currencies") and the euro were established as of that date. The legacy currencies are scheduled to remain legal tender as denominations of the euro until June 30, 2002. During this transition period, parties may settle transactions using either the euro or a participating country's legal currency. Beginning in January 2002, new euro-denominated bills and coins were issued. Generally legacy currencies were withdrawn from circulation on February 28, 2002.

Avon operating subsidiaries affected by the euro conversion have addressed issues raised by the euro currency conversion. These issues include, among others, the need to adapt information technology systems, business processes and equipment to accommodate euro-denominated transactions, the impact of one common currency on pricing and recalculating currency risk. The system and equipment conversion costs were not material. Due to the numerous uncertainties associated with the market impact of the euro conversion, Avon cannot reasonably estimate the effects one common currency will have on pricing and the resulting impact, if any, on results of operations, financial position or cash flows.

Other Information

In 1997, the Company announced its BPR program to streamline operations and improve profitability through margin improvement and expense reductions. In connection with this program, BPR initiatives reduced costs by approximately $400.0 in 2000 versus 1997 levels, with a portion of the savings being reinvested primarily in consumer-focused initiatives.

In May 2001, Avon announced its new *Business Transformation* plans, which are designed to significantly reduce costs and expand profit margins, while continuing to focus on consumer growth strategies. *Business Transformation* initiatives include an end-to-end evaluation of business processes in key operating areas, with target completion dates through 2004. Specifically, the initiatives focus on simplifying Avon's marketing processes, driving supply chain opportunities, strengthening Avon's sales model through the Sales Leadership program and the Internet, and streamlining the Company's organizational structure.

In the fourth quarter of 2001, Avon recorded special and non-recurring charges of $97.4 pretax ($68.3 after-tax, or $.28 per diluted share), primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain *Business Transformation* initiatives. Approximately 80% of the charge was cash related. See Note 13 of the Notes to Consolidated Financial Statements for further details of the special and non-recurring charges.

Beginning in 2002, Avon expects to see savings, net of transitional costs, of approximately $30.0, from actions associated with the special charge. It is expected that the savings will provide added financial flexibility to achieve profit targets, while enabling further investment in consumer growth strategies and driving operating margin expansion. Cost savings from current initiatives should accelerate thereafter, with savings in 2004 expected to be approximately $80.0–$90.0. Additional special charges are under consideration for 2002, primarily related to additional *Business Transformation* initiatives. Although the nature and extent of any further charges remain under consideration, such charges might be in the range of $100.0–$150.0, pretax. Based on the estimated benefits it expects to realize from its overall *Business Transformation* initiatives, Avon has set as a goal improvements in operating margin of 50 basis points in 2002 and 100 basis points in each of 2003 and 2004.

Results of Operations by Quarter (Unaudited)

Avon Products, Inc.
In millions, except per share data

2001	First	Second	Third	Fourth	Year
Net sales	$1,347.2	$1,452.5	$1,412.8	$1,739.5	$5,952.0
Other revenue	10.6	10.2	9.7	12.0	42.5
Gross profit*	856.7	940.2	897.5	1,080.0	3,774.4
Contract settlement gain, net of related expenses	—	—	(25.9)	—	(25.9)
Asset impairment charge	—	—	23.9	—	23.9
Special charges	—	—	—	94.9	94.9
Operating profit	145.8	235.8	177.2	190.6	749.4
Income before taxes, minority interest and cumulative effect of accounting change	126.5	213.8	152.2	173.2	665.7
Income before minority interest and cumulative effect of accounting change	82.0	139.2	100.9	112.7	434.8
Income before cumulative effect of accounting change	82.0	137.7	100.3	110.3	430.3
Net income	$ 81.7	$ 137.7	$ 100.3	$ 110.3	$ 430.0
Earnings per share:					
Basic	$ .34	$ .58	$ .42	$ .47	$ 1.82[1]
Diluted	$ .34	$ .57	$ .42	$ .46	$ 1.79[1]

* Fourth quarter and full year 2001 includes a non-recurring charge of $2.5 for inventory write downs.

2000	First	Second	Third	Fourth	Year
Net sales	$1,306.7	$1,382.6	$1,336.0	$1,648.4	$5,673.7
Other revenue	10.4	10.0	9.7	10.8	40.9
Gross profit	826.3	894.0	855.5	1,016.1	3,591.9
Operating profit	137.8	220.4	168.6	261.9	788.7
Income before taxes, minority interest and cumulative effect of accounting change	109.5	195.1	144.3	242.1	691.0
Income before minority interest and cumulative effect of accounting change	70.4	125.9	93.2	199.8	489.3
Income before cumulative effect of accounting change	70.4	124.9	92.3	197.5	485.1
Net income	$ 63.7	$ 124.9	$ 92.3	$ 197.5	$ 478.4
Basic earnings per share:					
Continuing operations	$ .30	$ .53	$ .39	$ .83	$ 2.04[1]
Cumulative effect of accounting change	(.03)	—	—	—	(.03)
	$ .27	$ .53	$ .39	$ .83	$ 2.01[1]
Diluted earnings per share:					
Continuing operations	$ .30	$ .52	$ .38	$ .81	$ 2.02[1]
Cumulative effect of accounting change	(.03)	—	—	—	(.03)
	$ .27	$ .52	$ .38	$ .81	$ 1.99[1]

(1) The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations were made independently.

Market Prices Per Share of Common Stock by Quarter

	2001		2000	
Quarter	High	Low	High	Low
First	$ 48.25	$ 38.00	$ 34.50	$ 25.25
Second	48.26	35.55	44.50	28.38
Third	50.12	42.00	44.00	35.00
Fourth	49.88	43.07	49.75	38.19

Avon common stock is listed on the New York Stock Exchange. At December 31, 2001, there were 21,393 shareholders of record. The Company believes that there are over 70,000 additional shareholders who are not "shareholders of record" but who beneficially own and vote shares through nominee holders such as brokers and benefit plan trustees. Dividends of $.76 per share, or $.19 per share each quarter, were declared and paid in 2001. Dividends of $.74 per share, or $.185 per share each quarter, were declared and paid in 2000.

Consolidated Statements of Income

Avon Products, Inc.
In millions, except per share data

Years ended December 31	2001	2000	1999
Net sales	$5,952.0	$5,673.7	$5,289.1
Other revenue	42.5	40.9	38.8
Total revenue	5,994.5	5,714.6	5,327.9
Costs, expenses and other:			
Cost of sales*	2,220.1	2,122.7	2,031.5
Marketing, distribution and administrative expenses	2,932.1	2,803.2	2,641.8
Contract settlement gain, net of related expenses (Note 15)	(25.9)	—	—
Asset impairment charge (Note 16)	23.9	—	—
Special charge (Note 13)	94.9	—	105.2
Operating profit	749.4	788.7	549.4
Interest expense	71.1	84.7	43.2
Interest income	(14.4)	(8.5)	(11.1)
Other expense, net	27.0	21.5	10.7
Total other expenses	83.7	97.7	42.8
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	665.7	691.0	506.6
Income taxes	230.9	201.7	204.2
Income before minority interest and cumulative effect of accounting changes	434.8	489.3	302.4
Minority interest	(4.5)	(4.2)	—
Income from continuing operations before cumulative effect of accounting changes	430.3	485.1	302.4
Cumulative effect of accounting changes, net of tax	(0.3)	(6.7)	—
Net income	$ 430.0	$ 478.4	$ 302.4
Basic earnings per share:			
Continuing operations	$ 1.82	$ 2.04	$ 1.18
Cumulative effect of accounting changes	—	(.03)	—
	$ 1.82	$ 2.01	$ 1.18
Diluted earnings per share:			
Continuing operations	$ 1.79	$ 2.02	$ 1.17
Cumulative effect of accounting changes	—	(.03)	—
	$ 1.79	$ 1.99	$ 1.17

* 2001 and 1999 include non-recurring charges of $2.5 and $46.0, respectively, for inventory write downs.

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

Avon Products, Inc.
In millions, except share data

December 31	2001	2000
Assets		
Current assets		
Cash, including cash equivalents of $381.8 and $23.9	$ 508.5	$ 122.7
Accounts receivable (less allowance for doubtful accounts of $45.1 and $39.2)	519.5	499.0
Income tax receivable	—	95.2
Inventories	612.5	610.6
Prepaid expenses and other	248.6	218.2
Total current assets	1,889.1	1,545.7
Property, plant and equipment, at cost		
Land	49.4	53.0
Buildings and improvements	664.0	659.5
Equipment	841.2	810.6
	1,554.6	1,523.1
Less accumulated depreciation	779.7	754.7
	774.9	768.4
Other assets	529.1	512.3
Total assets	$3,193.1	$2,826.4
Liabilities and Shareholders' (Deficit) Equity		
Current liabilities		
Debt maturing within one year	$ 88.8	$ 105.4
Accounts payable	404.1	391.3
Accrued compensation	145.2	138.2
Other accrued liabilities	338.2	251.7
Sales and taxes other than income	108.8	101.1
Income taxes	375.9	371.6
Total current liabilities	1,461.0	1,359.3
Long-term debt	1,236.3	1,108.2
Employee benefit plans	436.6	397.2
Deferred income taxes	30.6	31.3
Other liabilities (including minority interest of $29.0 and $30.7)	103.2	95.2
Commitments and Contingencies (Notes 12 and 14)		
Share repurchase commitments (Note 2)	—	51.0
Shareholders' (deficit) equity		
Common stock, par value $.25–authorized:		
800,000,000 shares; issued 356,312,680 and 354,535,840 shares	89.1	88.6
Additional paid-in capital	938.0	824.1
Retained earnings	1,389.9	1,139.8
Accumulated other comprehensive loss	(489.5)	(399.1)
Treasury stock, at cost–119,631,574 and 116,373,394 shares	(2,002.1)	(1,869.2)
Total shareholders' (deficit) equity	(74.6)	(215.8)
Total liabilities and shareholders' (deficit) equity	$3,193.1	$2,826.4

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Avon Products, Inc.
In millions

Years ended December 31	2001	2000	1999
Cash flows from operating activities			
Net income	$ 430.0	$ 478.4	$ 302.4
Adjustments to reconcile income to net cash provided by operating activities:			
Cumulative effect of accounting change	0.3	6.7	—
Depreciation and amortization	109.1	97.1	83.0
Provision for doubtful accounts	105.6	94.3	87.5
Amortization of debt discounts (premiums)	14.9	1.4	(6.7)
Translation losses (gains)	6.8	2.7	(.9)
Deferred income taxes	(31.1)	13.5	(20.0)
Special charges, net of payments	89.1	(18.3)	84.1
Asset impairment charge	23.9	—	—
Other	15.9	13.8	9.8
Changes in assets and liabilities:			
Accounts receivable	(155.5)	(145.6)	(132.7)
Income tax receivable	95.2	(95.2)	—
Inventories	(33.2)	(103.3)	(57.8)
Prepaid expenses and other	(17.7)	(30.7)	1.1
Accounts payable and accrued liabilities	71.7	(57.3)	46.3
Income and other taxes	38.4	81.5	27.6
Noncurrent assets and liabilities	(8.5)	(15.1)	25.0
Net cash provided by operating activities	754.9	323.9	448.7
Cash flows from investing activities			
Capital expenditures	(155.3)	(193.5)	(203.4)
Disposal of assets	8.2	7.2	11.7
Acquisitions of subsidiary stock and other investing activities	(5.0)	(1.4)	(16.5)
Net cash used by investing activities	(152.1)	(187.7)	(208.2)
Cash flows from financing activities			
Cash dividends	(181.9)	(178.2)	(186.3)
Book overdrafts	(0.2)	(13.5)	15.9
Debt, net (maturities of three months or less)	(23.0)	(194.3)	227.2
Proceeds from short-term debt	99.7	90.5	90.8
Retirement of short-term debt	(89.1)	(92.2)	(69.4)
Proceeds from long-term debt	76.5	400.1	500.0
Retirement of long-term debt	(.2)	(.3)	(.2)
Proceeds from exercise of stock options	49.1	38.4	23.9
Repurchase of common stock	(132.9)	(68.1)	(800.6)
Other financing activities	—	(101.4)	—
Net cash used by financing activities	(202.0)	(119.0)	(198.7)
Effect of exchange rate changes on cash and equivalents	(15.0)	(11.9)	(30.0)
Net increase in cash and equivalents	385.8	5.3	11.8
Cash and equivalents at beginning of year	122.7	117.4	105.6
Cash and equivalents at end of year	$ 508.5	$ 122.7	$ 117.4
Cash paid for:			
Interest, net of amounts capitalized	$ 55.3	$ 98.6	$ 47.1
Income taxes, net of refunds received	123.7	207.6	176.0

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' (Deficit) Equity

Avon Products, Inc.
In millions, except share data

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at December 31, 1998	351,314,366	$ 87.8	$ 780.0	$ 719.1	$ (301.3)	$ (1,000.5)	$ 285.1
Comprehensive income:							
Net income				302.4			302.4
Foreign currency translation adjustments					(49.7)		(49.7)
Minimum pension liability adjustment, net of taxes of $0.7					1.3		1.3
Total comprehensive income							254.0
Dividends–$.72 per share				(184.3)			(184.3)
Exercise of stock options, including tax benefits of $7.9	1,152,549	.3	30.7				31.0
Grant, cancellation and amortization of restricted stock	109,009		8.7				8.7
Repurchase of common stock						(800.6)	(800.6)
Balance at December 31, 1999	352,575,924	88.1	819.4	837.2	(349.7)	(1,801.1)	(406.1)
Comprehensive income:							
Net income				478.4			478.4
Foreign currency translation adjustments					(42.9)		(42.9)
Unrealized loss from available–for-sale securities, net of taxes of $3.3					(6.0)		(6.0)
Minimum pension liability adjustment, net of taxes of $0.3					(.5)		(.5)
Total comprehensive income							429.0
Dividends–$.74 per share				(175.8)			(175.8)
Exercise of stock options, including tax benefits of $8.8	1,701,935	.4	49.1				49.5
Grant, cancellation and amortization of restricted stock	257,981	.1	6.6				6.7
Repurchase of common stock						(68.1)	(68.1)
Share repurchase commitments			(51.0)				(51.0)
Balance at December 31, 2000	354,535,840	88.6	824.1	1,139.8	(399.1)	(1,869.2)	(215.8)
Comprehensive income:							
Net income				430.0			430.0
Foreign currency translation adjustments					(50.6)		(50.6)
Unrealized loss from available-for-sale securities, net of taxes of $1.4					(2.6)		(2.6)
Minimum pension liability adjustment, net of taxes of $17.7					(35.0)		(35.0)
Net derivative losses on cash flow hedges,net of taxes of $1.2					(2.2)		(2.2)
Total comprehensive income							339.6
Dividends–$.76 per share				(179.9)			(179.9)
Exercise of stock options, including tax benefits of $8.3	1,626,233	.4	55.0				55.4
Grant, cancellation and amortization of restricted stock	150,607	.1	7.9				8.0
Repurchase of common stock						(132.9)	(132.9)
Share repurchase commitments			51.0				51.0
Balance at December 31, 2001	356,312,680	$ 89.1	$ 938.0	$ 1,389.9	$ (489.5)	$ (2,002.1)	$ (74.6)

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Avon Products, Inc.
In millions, except per share data

1 Description of the Business and Summary of Significant Accounting Policies

Business

Avon Products, Inc. ("Avon" or the "Company") is a global manufacturer and marketer of beauty and related products. The product categories include Beauty which consists of cosmetics, fragrance and toiletries ("CFT"); Beauty Plus which consists of jewelry, watches and apparel and accessories; and Beyond Beauty which consists of home products, gift and decorative and candles. Health and Wellness products are divided among all three product categories based on product segmentation. Avon's business is primarily comprised of one industry segment, direct selling, which is conducted in North America, Latin America, the Pacific and Europe. Sales are made to the ultimate customers principally by independent Avon Representatives. Additionally, Avon launched a Retail business in the U.S. in the third quarter of 2001.

Significant Accounting Policies

Principles of Consolidation > The consolidated financial statements include the accounts of Avon and its majority and wholly-owned subsidiaries. Intercompany balances and transactions are eliminated.

Use of Estimates > These statements have been prepared in conformity with generally accepted accounting principles in the U.S. and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. On an ongoing basis, management reviews its estimates, including those related to revenue recognition, allowances for doubtful accounts receivable, allowances for sales returns, provisions for inventory obsolescence, income taxes and tax valuation reserves, loss contingencies and the determination of discount and other rate assumptions for pension, post-retirement and post-employment benefit expenses. Changes in facts and circumstances may result in revised estimates, which are recorded in the period in which they become known.

Foreign Currency > Statement of Financial Accounting Standards ("FAS") No. 52 distinguishes between translation adjustments, which are usually reported as a separate component of Shareholders' (deficit) equity, and foreign currency transactions, which are included in the determination of net income. Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates during the year for income and expense accounts. The resulting translation adjustments are recorded within Accumulated other comprehensive loss. Financial statements of subsidiaries operating in highly inflationary economies are translated using a combination of current and historical exchange rates and any translation adjustments are included in earnings. Gains or losses resulting from foreign currency transactions are recorded in earnings in Other expense, net.

Revenue Recognition > Net sales primarily include sales generated as a result of Representative orders less any discounts, commissions, taxes and other deductions. Avon recognizes revenue upon delivery, when both title and risks and rewards of ownership pass to the independent Representatives, who are Avon's customers. Prior to 2000, Avon recognized revenue as shipments were made. See Note 2 of the Notes to Consolidated Financial Statements. Avon uses estimates in determining revenue and operating profit for orders that have been shipped but not delivered as of the end of the period. These estimates are based on daily sales levels, delivery lead times, gross margin and variable expenses. Avon also estimates an allowance for sales returns based on historical experience with product returns. In addition, Avon estimates an allowance for doubtful accounts receivable based on analysis of historical data.

Other revenues include shipping and handling fees charged to Representatives.

Cash and Cash Equivalents > Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are high quality, short-term money market instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks and money market fund investments.

Inventories > Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method for all inventories. Prior to October 1999, substantially all U.S. inventories, except apparel, used the last-in, first-out ("LIFO") method to determine cost. The LIFO value of such inventory was approximately $3.6 lower than it would have been under the FIFO method at December 31, 1998. Effective October 1, 1999, the U.S. inventories using the LIFO method were changed to the FIFO method. The change was made because the Company had begun to realize cost reductions as a result of technological advancements and process improvements in its manufacturing operations. The FIFO method is a better measure of the current value of such inventories, provides a more appropriate matching of revenues and expenses, and conforms all inventories of the Company to the same accounting method. This accounting change was not material to the financial statements on an annual or quarterly basis, and accordingly, no restatement of prior periods' financial statements was made.

Avon classifies inventory into various categories based upon their stage in the product life cycle, future sales plans and disposition process. Avon assigns a degree of obsolescence risk to products based on this classification to determine the level of obsolescence provision.

Depreciation > Substantially all buildings, improvements and equipment are depreciated using the straight-line method over estimated useful lives. Estimated useful lives for buildings and improvements range from approximately 20 to 45 years and equipment range from 3 to 15 years.

Deferred Software > Systems development costs related to the development of major information and accounting systems are capitalized and amortized over the estimated useful life of the related project, not to exceed five years. Unamortized deferred software costs totaled $97.4 and $121.2 at December 31, 2001 and 2000, respectively, and are included in Other assets on the Consolidated Balance Sheets.

Stock Awards > Avon applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its long-term incentive plans. Compensation cost for fixed price options and awards is measured as the excess, if any, of the quoted market price of Avon's stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock and is amortized over the vesting period.

Financial Instruments > The Company uses derivative financial instruments, including swaps, forward contracts and options, to manage interest rate and foreign currency exposures. Effective January 1, 2001, Avon records all derivative instruments at their fair values on the Consolidated Balance Sheet as either assets or liabilities (see Notes 2 and 7 of the Notes to Consolidated Financial Statements).

Avon also uses financial instruments, including forward contracts to purchase Avon common stock, to hedge certain employee benefit costs and the cost of Avon's share repurchase program. Effective September 1, 2000, Avon adopted the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-19 (see Note 2 of the Notes to Consolidated Financial Statements). Contracts that require physical or net share settlement and contracts that give Avon a choice of net-cash settlement or settlement in its own shares are recorded as equity instruments and are initially measured at fair value with subsequent changes in fair value not recognized. Contracts that require net-cash settlement and contracts that give the counterparty a choice of net-cash settlement or settlement in shares are recorded as assets or liabilities and are initially measured at fair value with subsequent changes in fair value recognized as gains or losses in the income statement.

Research and Development > Research and development costs are expensed as incurred and aggregated in 2001 – $45.9 (2000–$43.1; 1999–$38.2).

Advertising > Advertising costs are expensed as incurred and aggregated in 2001–$97.2 (2000–$92.4; 1999–$63.4).

Income Taxes > Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes at future enacted rates. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before Avon is able to realize their benefit, or that future deductibility is uncertain.

U.S. income taxes have not been provided on approximately $221.5 of undistributed income of subsidiaries that has been or is intended to be permanently reinvested outside the United States.

Shipping and Handling > Shipping and handling costs are expensed as incurred and aggregated in 2001 – $538.0 (2000 – $517.4; 1999 – $495.4). Shipping and handling costs are included in Marketing, distribution and administrative expenses on the Consolidated Statements of Income.

Contingencies > Avon determines whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable and, where reasonable estimates can be made of the amount of potential loss, of the materiality of the loss contingency, in accordance with FAS No. 5, "Accounting for Contingencies."

Reclassifications > To conform to the 2001 presentation, certain reclassifications were made to the prior years' Consolidated Financial Statements and the accompanying footnotes.

Earnings per Share > Basic earnings per share ("EPS") are computed by dividing net income by the weighted-average number of shares outstanding during the year. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

For each of the three years ended December 31, the components of basic and diluted earnings per share are as follows:

	2001	2000	1999
Numerator:			
Basic:			
Income from continuing operations before cumulative effect of accounting changes	$430.3	$485.1	$302.4
Cumulative effect of accounting changes	(0.3)	(6.7)	—
Net income	$430.0	$478.4	$302.4
Diluted:			
Income from continuing operations before cumulative effect of accounting changes	$430.3	$485.1	$302.4
Interest expense on Convertible Notes, net of taxes	10.0	4.5	—
Income for purposes of computing diluted EPS before cumulative effect of accounting changes	440.3	489.6	302.4
Cumulative effect of accounting changes	(0.3)	(6.7)	—
Net income for purposes of computing diluted EPS	$440.0	$482.9	$302.4
Denominator:			
Basic EPS weighted-average shares outstanding	236.83	237.67	256.78
Dilutive effect of:			
Assumed conversion of stock options and settlement of forward contracts	2.26*	2.06*	2.59*
Assumed conversion of Convertible Notes	6.96	3.22	—
Diluted EPS adjusted weighted-average shares outstanding	246.05	242.95	259.37
Basic EPS:			
Continuing operations	$ 1.82	$ 2.04	$ 1.18
Cumulative effect of accounting changes	—	(.03)	—
	$ 1.82	$ 2.01	$ 1.18
Diluted EPS:			
Continuing operations	$ 1.79	$ 2.02	$ 1.17
Cumulative effect of accounting changes	—	(.03)	—
	$ 1.79	$ 1.99	$ 1.17

* At December 31, 2001, 2000, and 1999 stock options and forward contracts to purchase Avon common stock totaling 0.3 million shares, 1.1 million shares and 3.8 million shares, respectively, are not included in the diluted EPS calculation since their impact is anti-dilutive.

2 Accounting Changes

Effective January 1, 2001, Avon adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. FAS No. 133, as amended, requires all derivative instruments be recorded at their fair values on the Consolidated Balance Sheet as either assets or liabilities. In accordance with the provisions of FAS No. 133, Avon recorded a charge to earnings of $0.3, net of a tax benefit of $0.2, in the first quarter of 2001 to reflect the change in the time value of Avon's outstanding options from the dates of the options' inceptions through the date of transition (January 1, 2001). Avon also recorded a charge to Shareholders' (deficit) equity of $3.9, net of a tax benefit of $2.1, included in Accumulated other comprehensive loss in the Consolidated Balance Sheets, to recognize the fair value of all derivatives designated as cash flow hedging instruments, which Avon reclassified into earnings during 2001. These charges are reflected as a Cumulative effect of an accounting change in the accompanying Consolidated Financial Statements.

In May 2000, the EITF reached a consensus on EITF 00-14, "Accounting for Certain Sales Incentives," which provides guidance on accounting for discounts, coupons, rebates and free products, as well as the income statement classification of these items. As a result of this new guidance, the cost of certain products used in Avon's promotional activities, which was previously reported in Marketing, distribution and administrative expenses, will be reclassified as Cost of sales. Although operating profit will remain unchanged, gross margin will decrease by approximately 0.5 points to 0.7 points, offset by a decrease in Marketing, distribution and administrative expenses. EITF 00-14 is effective January 1, 2002, for Avon and will be applied retroactively for purposes of comparability.

In April 2001, the EITF reached a consensus on EITF 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products," which provides guidance on the income statement classification of consideration from a vendor to a retailer in connection with the retailer's purchase of the vendor's products or to promote sales of the vendor's products. In September 2001, the EITF issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products," which addresses the accounting for consideration given by a vendor to a customer or a reseller of the vendor's products. As a result of this new guidance, certain expenses related to the U.S. retail business included in Marketing, distribution and administrative expenses will be reclassified as a reduction of Net sales. EITF 00-25 and EITF 01-09 are both effective January 1, 2002, for Avon and will be applied retroactively for purposes of comparability. The adoption of EITF 00-25 and EITF 01-09 was not material to the Consolidated Financial Statements.

In June 2001, the Financial Accounting Standard Board ("FASB") issued FAS No. 141, "Business Combinations," which addresses the accounting for the cost of an acquired business, and FAS No. 142, "Goodwill and Other Intangible Assets," which addresses the accounting for goodwill and other intangible assets subsequent to their acquisition. FAS No. 141 was effective for business combinations completed after June 30, 2001, and FAS No. 142 was effective January 1, 2002, for the Company. The adoption of FAS Nos. 141 and 142 was not material.

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. FAS No. 143 is effective January 1, 2003 for Avon. Avon is currently evaluating the impact of this new guidance.

In October 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment and disposal of long-lived assets. FAS No. 144 was effective January 1, 2002 for Avon. The adoption of FAS No. 144 was not material.

Effective January 1, 2000, the Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in the financial statements. As a result of adopting SAB No. 101, Avon changed its revenue recognition policy to recognize revenue upon delivery, when both title and risks and rewards of ownership pass to the independent Representative. In accordance with the provisions of SAB No. 101, the Company recorded a charge to earnings of $6.7, net of a tax benefit of $3.5, to reflect the accounting change. This charge is reflected as a Cumulative effect of an accounting change in the accompanying Consolidated Statements of Income. The change in accounting method would not have a material effect on the Consolidated Statements of Income in 1999 if adopted in this period.

In September 2000, the EITF issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." Under the provisions of EITF 00-10, amounts billed to a customer in a sales transaction related to shipping and handling should be classified as revenue. EITF 00-10 also requires the disclosure of the income statement classification of any shipping and handling costs. Prior to October 1, 2000, the Company included shipping and handling fees in Marketing, distribution and administrative expenses in the Consolidated Statements of Income. Effective October 1, 2000, Avon adopted EITF 00-10, with restatement of all comparative prior period financial statements. The adoption had no impact on the determination of net income.

In September 2000, the EITF reached a consensus on EITF 00-19, "Determination of Whether Share Settlement Is Within the Control of the Issuer for Purposes of Applying Issue No. 96-13, 'Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.'" EITF 00-19 sets forth a model to be used to determine whether equity derivative contracts should be recorded as equity, an asset or a liability. Under the transition provisions of EITF 00-19, all contracts existing prior to the date of the consensus were grandfathered until June 30, 2001, with a cumulative catch-up adjustment at that time. Additionally, any contracts entered into prior to September 20, 2000, which were not revised to comply with EITF 00-19 by December 31, 2000, were required to be reclassified from permanent to temporary equity. In accordance with the transition provisions of EITF 00-19, contracts aggregating $51.0 did not comply with the provisions of EITF 00-19 at December 31, 2000, and were included in the accompanying Consolidated Balance Sheets in Share repurchase commitments with a corresponding decrease in Additional paid-in capital. All of these contracts were settled prior to June 30, 2001 and therefore, no cumulative adjustment was recorded. All contracts entered into during 2001 met the requirements for equity classification under EITF 00-19.

3 Inventories

Inventories at December 31 consisted of the following:

	2001	2000
Raw materials	$ 167.0	$ 168.0
Finished goods	445.5	442.6
Total	$ 612.5	$ 610.6

4 Debt and Other Financing

Debt at December 31 consisted of the following (see also Note 7 of the Notes to Consolidated Financial Statements regarding financial instruments):

	2001	2000
Maturing within one year:		
Notes payable	$ 87.6	$ 104.6
Current portion of long-term debt	1.2	.8
Total	$ 88.8	$ 105.4
Long-term debt:		
1.06% Yen Notes, due 2006	$ 68.8	$ —
Convertible Notes, due 2020	422.4	407.0
6.90% Notes, due 2004	200.0	200.0
7.15% Notes, due 2009	300.0	300.0
6.25% Bonds, due 2018	100.0	100.0
6.55% Notes, due 2007	100.0	100.0
Other, payable through 2005 with interest from 3% to 17%	5.6	2.0
Total long-term debt	1,196.8	1,109.0
Interest rate swaps–FAS No. 133 adjustment*	40.7	—
Less current portion	(1.2)	(.8)
Total	$1,236.3	$1,108.2

* Adjustment to reflect the fair value of outstanding interest rate swaps and an unamortized gain on a terminated swap agreement (see Note 7 of the Notes to Consolidated Financial Statements).

Annual maturities of long-term debt (excluding the interest rate swaps) for each of the next five years are: 2002–$1.2; 2003–$2.1; 2004–$202.1; 2005–$.1; and 2006 and beyond–$991.3.

Convertible Notes, due 2020 and 6.25% Bonds, due 2018 are subject to certain early maturity provisions described below in this Note 4.

1.06% Yen Notes, due 2006 > In September 2001, Avon issued 9,000.0 Japanese yen of notes payable (the "Yen Notes"). The Yen Notes are unsecured and unsubordinated obligations of Avon. The Yen Notes bear interest at a per annum rate of 1.06% and mature on September 20, 2006. Interest on the Yen Notes is payable semi-annually. The agency agreement under which the Yen Notes were issued limits the incurrence of liens under certain circumstances. The net proceeds from the issuance of the Yen Notes were used for general corporate purposes, including the repayment of short-term debt. The Yen Notes are designated as a hedge of Avon's net investment in its Japanese subsidiary (see Note 7 of the Notes to Consolidated Financial Statements).

In 2001, Avon entered into a series of short-term loan agreements to borrow Japanese yen. The loans bore interest at per annum rates ranging from 0.425% to 0.875% with interest payable at maturity. In September 2001, the remaining loan was repaid, together with the interest thereon, with the proceeds from the Yen Notes.

Convertible Notes, due 2020 > In July 2000, Avon issued in a private placement $735.8 principal amount at maturity of zero-coupon convertible senior notes (the "Convertible Notes"), due July 12, 2020 with proceeds of approximately $350.0. The issue price per Convertible Note was $475.66, being 47.566% of the principal amount of $1,000 per Convertible Note at maturity. The Convertible Notes have a 3.75% yield to maturity and are convertible at any time into Avon's common stock at a conversion rate of 8.2723 shares of common stock per $1,000 principal amount at maturity of the Convertible Notes (equivalent to a conversion price of $57.50 per share based on the initial offering price of the Convertible Notes). The Convertible Notes may be redeemed at the option of Avon on or after July 12, 2003, at a redemption price equal to the issue price plus accrued original issue discount to the redemption date. The holders can require Avon to purchase all or a portion of the Convertible Notes on July 12, 2003, July 12, 2008, and July 12, 2013, at the redemption price per Convertible Note of $531.74, $640.29 and $771.00, respectively. The holders may also require Avon to repurchase the Convertible Notes if a fundamental change, as defined, involving Avon occurs prior to July 12, 2003. Avon has the option to pay the purchase price or, if a fundamental change has occurred, the repurchase price in cash or common stock or a combination of cash and common stock. The indenture under which the Convertible Notes were issued restricts the Company's ability to merge with or consolidate into another company or to sell substantially all of Avon's assets.

Avon also granted to the initial purchasers of the Convertible Notes an over-allotment option to purchase an additional $105.0 of Convertible Notes. As of August 8, 2000, the over-allotment option had been exercised and additional Convertible Notes with an aggregate principal amount at maturity of approximately $105.0 were purchased by the initial purchasers from Avon for proceeds of approximately $50.0.

The net proceeds from the offering (including the proceeds of the over-allotment option) were used for general corporate purposes, including the repayment of short-term debt.

6.90% Notes, due 2004 and 7.15% Notes, due 2009 > In November 1999, Avon issued $500.0 of notes payable (the "Notes") in a private offering to institutional investors. The Notes are unsubordinated, unsecured obligations of Avon. $200.0 of the Notes bear interest at a per annum rate equal to 6.90% and mature on November 15, 2004. $300.0 of the Notes bear interest at a per annum rate equal to 7.15% and mature on November 15, 2009. Interest on the Notes is payable semi-annually. The indenture under which the Notes were issued limits the incurrence of liens and restricts the incurrence of sales and leaseback transactions and transactions involving a merger, consolidation or a sale of substantially all of Avon's assets.

In connection with the November 1999 offering, Avon entered into five-year and 10-year interest rate swap contracts with notional amounts totaling $200.0 and $300.0, respectively, to effectively convert fixed interest rates on the Notes to variable interest rates, based on commercial paper rates.

In November 2000, these interest rate swap contracts were terminated. The cost to settle these contracts is being amortized to Interest expense over the remaining term of the underlying debt. At the same time, Avon entered into new four-year and nine-year interest rate swap contracts with notional amounts totaling $200.0 and $300.0, respectively, to effectively convert fixed interest on the Notes to variable interest rates, based on LIBOR.

In September 2001, Avon terminated an interest rate swap contract with a notional amount of $100.0, effective November 15, 2001. At inception, the swap was designated as a hedge of a portion of Avon's five-year, $200.0 Notes and accordingly both the interest rate swap and underlying debt were adjusted to reflect their fair values at termination. Effective with the termination of the swap, the fair value adjustment to the underlying debt is being amortized over the remaining term of that debt. In November 2001, Avon entered into a new three-year interest rate swap contract with a notional amount of $100.0 to effectively convert fixed interest on a portion of the Notes to a variable interest rate, based on LIBOR.

In September 2001, Avon entered into two forward interest rate agreements, each with a notional amount of $150.0, to protect against increases in interest rates on a portion of Avon's fixed to variable interest rate swap contracts. The agreements provide six-month LIBOR interest rate locks at 2.48% and 2.915% for the periods November 15, 2001 to May 15, 2002 and May 15, 2002 to November 15, 2002, respectively. In October 2001, Avon entered into a forward interest rate agreement with a notional amount of $250.0 to protect against increases on a portion of Avon's fixed to variable interest rate swap contracts. The agreement provides a six-month LIBOR interest rate lock at 2.28% for the period November 15, 2001 to May 15, 2002. The forward interest rate agreements have not been designated as hedges pursuant to FAS No. 133 and have been recorded in the Consolidated Financial Statements at fair value.

6.25% Bonds, due 2018 > In May 1998, Avon issued $100.0 of bonds embedded with option features (the "Bonds") to pay down commercial paper borrowings. The Bonds have a 20-year maturity; however, after five years, the Bonds, at the holder's option, can be sold back to the Company at par or can be called at par by the underwriter and resold to investors as 15-year debt. The coupon rate on the Bonds is 6.25% for the first five years, but will be refinanced at 5.69% plus the then corporate spread if the Bonds are reissued.

In connection with the May 1998 Bond issuance, Avon entered into a five-year interest rate swap contract with a notional amount of $50.0 to effectively convert fixed interest on a portion of the Bonds to a variable interest rate, based on LIBOR.

6.55% Notes, due 2007 > During 1997, the Company issued $100.0 of 6.55% notes, due August 1, 2007, to pay down commercial paper borrowings.

Revolving Credit Facility, Lines of Credit and Letters of Credit > Avon has a five-year $600.0 revolving credit and competitive advance facility (the "credit facility"), which expires in 2006. The credit facility may be used for general corporate purposes, including financing working capital and capital expenditures and supporting the stock repurchase program. The interest rate on borrowings under the credit facility is based on LIBOR or on the higher of prime or ½% plus the federal funds rate. The credit facility has an annual facility fee, payable quarterly, of $0.5, based on Avon's current credit ratings. The credit facility contains customary covenants, including one which requires Avon's interest coverage ratio (determined in relation to Avon's consolidated pre-tax income and interest expense) to equal or exceed 4:1. At December 31, 2001, Avon was in compliance with all covenants in the credit facility. At December 31, 2001 and December 31, 2000, there were no borrowings under the credit facility. Avon maintains a $600.0 commercial paper program, which is supported by the credit facility. Outstanding commercial paper effectively reduces the amount available for borrowing under the credit facility. At December 31, 2001, Avon had no commercial paper outstanding, and at December 31, 2000, Avon had $29.9 in commercial paper outstanding under this program.

Avon had uncommitted domestic lines of credit available of $49.0 in 2001 and 2000 with various banks which have no compensating balances or fees. As of December 31, 2001 and 2000, $11.1 of these lines were being used for letters of credit.

The maximum borrowings under these combined domestic facilities during 2001 and 2000 were $409.0 and $515.4, respectively, and the annual average borrowings during each year were approximately $202.0 and $313.7, respectively, at average annual interest rates of approximately 3.4% and 6.5%, respectively.

At December 31, 2001 and 2000, international lines of credit totaled $457.4 and $449.5, respectively, of which $87.9 and $74.8, respectively, were outstanding, and included in Notes payable and Long-term debt. The maximum borrowings under these facilities during 2001 and 2000 were $89.0 and $86.4, respectively, and the annual average borrowings during each year were $77.4 and $77.8, respectively, at average annual interest rates of approximately 7.3% and 6.9%, respectively. Such lines have no compensating balances or fees.

At December 31, 2001 and 2000, Avon also had letters of credit outstanding totaling $13.9 and $9.5, respectively, which guarantee various insurance activities. In addition, Avon had outstanding letters of credit for various trade activities and commercial commitments executed in the ordinary course of business, such as purchase orders for normal replenishment of inventory levels.

5 Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss at December 31 consisted of the following:

	2001	2000
Foreign currency translation adjustments	$(429.1)	$(378.5)
Unrealized loss from available-for-sale securities, net of taxes	(8.6)	(6.0)
Minimum pension liability adjustment, net of taxes	(49.6)	(14.6)
Net derivative losses from cash flow hedges, net of taxes	(2.2)	—
Total	$(489.5)	$(399.1)

6 Income Taxes

Deferred tax assets (liabilities) resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes at December 31 consisted of the following:

	2001	2000
Deferred tax assets:		
Postretirement benefits	$ 76.5	$ 80.7
Accrued expenses	51.0	48.9
Special and non-recurring charges	30.7	2.4
Employee benefit plans	79.6	69.8
Foreign operating loss carryforwards	29.1	25.9
Capital loss carryforwards	—	.2
Postemployment benefits	7.4	7.4
Revenue recognition	3.0	4.2
All other	36.1	32.0
Valuation allowance	(28.8)	(25.4)
Total deferred tax assets	284.6	246.1
Deferred tax liabilities:		
Depreciation	(40.4)	(43.1)
Prepaid retirement plan costs	(47.8)	(50.0)
Capitalized interest	(7.7)	(8.7)
Capitalized software	(15.4)	(1.4)
Unremitted foreign earnings	(15.0)	(13.7)
All other	(34.0)	(27.2)
Total deferred tax liabilities	(160.3)	(144.1)
Net deferred tax assets	$ 124.3	$ 102.0

Deferred tax assets (liabilities) at December 31 were classified as follows:

	2001	2000
Deferred tax assets:		
Prepaid expenses and other	$ 111.7	$ 86.0
Other assets	62.5	66.1
Total deferred tax assets	174.2	152.1
Deferred tax liabilities:		
Income taxes	(19.3)	(18.8)
Deferred income taxes	(30.6)	(31.3)
Total deferred tax liabilities	(49.9)	(50.1)
Net deferred tax assets	$ 124.3	$ 102.0

The valuation allowance primarily represents reserves for foreign operating loss and capital loss carryforwards. The basis used for recognition of deferred tax assets included the profitability of the operations and related deferred tax liabilities.

Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes for the years ended December 31 was as follows:

	2001	2000	1999
United States	$ 148.5	$ 172.0	$ 102.2
Foreign	517.2	519.0	404.4
Total	$ 665.7	$ 691.0	$ 506.6

The provision for income taxes for the years ended December 31 was as follows:

	2001	2000	1999
Federal:			
Current	$ 61.8	$ (3.2)	$ 48.4
Deferred	(9.4)	11.1	(13.3)
	52.4	7.9	35.1
Foreign:			
Current	197.2	183.8	167.5
Deferred	(21.4)	—	(4.5)
	175.8	183.8	163.0
State and other:			
Current	3.0	7.6	8.3
Deferred	(.3)	2.4	(2.2)
	2.7	10.0	6.1
Total	$230.9	$201.7	$204.2

The effective tax rate for the years ended December 31 was as follows:

	2001	2000	1999
Statutory federal rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	.3	.5	.8
Tax-exempt operations	.7	(.2)	(.3)
Taxes on foreign income, including translation	(.8)	.3	4.2
Tax refund, net of taxes	—	(5.8)	—
Other	(.5)	(.6)	.6
Effective tax rate	34.7%	29.2%	40.3%

At December 31, 2001, Avon had foreign operating loss carryforwards of approximately $91.1. The loss carryforwards expiring between 2002 and 2009 were $71.8 and the loss carryforwards which do not expire were $19.3. There are no capital loss carryforwards that expire in 2002 which may be used to offset capital gains.

In January 2001, Avon received a federal income tax refund consisting of $32.5 of tax and $62.7 of interest related to the carryback of foreign tax credits and general business credits to the years ended December 31, 1982, 1983, 1985 and 1986. The Company recognized $40.1 million as an income tax benefit in 2000 resulting from the impact of the tax refund offset by taxes due on interest received and other related tax obligations.

7 Financial Instruments and Risk Management

Avon operates globally, with manufacturing and distribution facilities in various locations around the world. Avon may reduce its exposure to fluctuations in earnings and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Since Avon uses foreign currency rate sensitive and interest rate sensitive instruments to hedge a certain portion of its existing and forecasted transactions, Avon expects that any loss in value for the hedge instruments generally would be offset by increases in the value of the underlying transactions. Avon does not enter into derivative financial instruments for trading purposes, nor is Avon a party to leveraged derivatives.

General

Derivatives are recognized on the balance sheet at their fair values. The accounting for changes in fair value (gains or losses) of a derivative instrument depends on whether it has been designated by Avon and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Changes in the fair value of a derivative that is designated as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in other comprehensive income ("OCI") to the extent effective and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of a derivative that is designated as a hedge of a net investment in a foreign operation are recorded in foreign currency translation adjustments within OCI to the extent effective as a hedge. "Effectiveness" is the extent to which changes in fair value of a derivative offsets changes in fair value of the hedged item. Changes in the fair value of a derivative not designated as a hedging instrument are recognized in earnings in Other expense, net on the Consolidated Statements of Income.

Avon assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Highly effective means that cumulative changes in the fair value of the derivative are between 80%–125% of the cumulative changes in the fair value of the hedged item. The ineffective portion of the derivative's gain or loss, if any, is recorded in earnings in Other expense, net on the Consolidated Statements of Income. Prior to June 1, 2001, Avon excluded the change in the time value of option contracts from its assessment of hedge effectiveness. Effective June 1, 2001, Avon includes the change in the time value of options in its assessment of hedge effectiveness. When Avon determines that a derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Avon discontinues hedge accounting for the affected portion of the forecasted transaction, and reclassifies gains and losses that were accumulated in OCI to earnings in Other expense, net on the Consolidated Statements of Income.

Interest Rate Risk

Avon uses interest rate swaps to hedge interest rate risk on its fixed-rate debt. In addition, Avon may periodically employ interest rate caps and forward interest rate agreements to reduce exposure, if any, to increases in variable interest rates.

Avon has entered into interest rate swap contracts that effectively convert $550.0 of its fixed-rate debt to a variable rate based on LIBOR. Avon has designated the interest rate swaps as fair value hedges pursuant to FAS No. 133 (see Note 4 of the Notes to Consolidated Financial Statements). During 2001, Long-term debt increased by $33.2 with a corresponding increase to Other assets to reflect the fair values of outstanding interest rate swap contracts. Long-term debt also included the remaining unamortized gain of $7.5 resulting from a terminated swap agreement, which is being amortized over the remaining term of the underlying debt. There were no amounts of hedge ineffectiveness for the year ended December 31, 2001 related to these interest rate swaps.

Avon has forward interest rate agreements to protect against increases in interest rates on a portion of Avon's fixed to variable interest rate swap contracts (see Note 4 of the Notes to Consolidated Financial Statements). The forward interest rate agreements have not been designated as hedges and have been recorded at fair value in the Consolidated Financial Statements.

Foreign Currency Risk

Avon uses foreign currency forward contracts and options to hedge portions of its forecasted foreign currency cash flows resulting from intercompany royalties, intercompany loans, and other third-party and intercompany foreign currency transactions where there is a high probability that anticipated exposures will materialize. These contracts have been designated as cash flow hedges. At December 31, 2001, the primary currencies for which Avon has net underlying foreign currency exchange rate exposure are the U.S. dollar versus the Argentine peso, Brazilian real, British pound, the euro, Japanese yen, Mexican peso, Philippine peso, Polish zloty, the Russian ruble and the Venezuelan bolivar.

For the year ended December 31, 2001, the ineffective portion of Avon's cash flow hedging instruments was not material. In addition, the portion of hedging instruments excluded from the assessment of hedge effectiveness (time value of options prior to June 1, 2001) was not material. For the year ended December 31, 2001, the net gain reclassified from OCI to earnings for cash flow hedges that had been discontinued because the forecasted transactions were not probable of occurring, were not material.

At December 31, 2001, Avon held foreign currency forward contracts and option contracts, principally for the Mexican peso, the euro, Japanese yen, Brazilian real, British pound, Canadian dollar, Czech koruna, Hungarian forint and Taiwanese dollar, with aggregate notional amounts totaling $385.6 and $30.4, respectively, for both the purchase and/or sale of foreign currencies.

At December 31, 2001, the maximum remaining term over which Avon was hedging exposures to the variability of cash flows for all forecasted transactions was 13 months. As of December 31, 2001, Avon expected to reclassify $3.5 ($2.3, net of taxes) of net losses on derivative instruments designated as cash flow hedges from Accumulated other comprehensive loss to earnings during the next 12 months due to (a) foreign currency denominated intercompany royalties (b) intercompany loan settlements and (c) foreign currency denominated purchases or receipts.

For the year ended December 31, 2001, cash flow hedges impacted Accumulated other comprehensive loss as follows:

Net derivative losses at beginning of year	$ —
Cumulative effect of accounting change, net of taxes of $2.1	(3.9)
Net losses on derivative instruments, net of taxes of $1.8	(3.3)
Reclassification of net losses to earnings, net of taxes of $2.7	5.0
Net derivative losses at end of year, net of taxes of $1.2	$(2.2)

Avon also enters into foreign currency forward contracts and options to protect against the adverse effects that exchange rate fluctuations may have on the earnings of its foreign subsidiaries. These derivatives do not qualify for hedge accounting and therefore, the gains and losses on these derivatives have been recognized in earnings each reporting period.

Hedges of Net Investments in Foreign Operations

Avon uses foreign currency forward contracts and foreign currency denominated debt to hedge the foreign currency exposure related to the net assets of certain of its foreign subsidiaries.

During 2001, Avon entered into loan agreements and notes payable to borrow Japanese yen to hedge Avon's net investment in its Japanese subsidiary (see Note 4 of the Notes to Consolidated Financial Statements). Avon also entered into foreign currency forward contracts to hedge its net investment in its Mexican subsidiary. For the year ended December 31, 2001, net gains of $5.1 related to the effective portion of these hedges were included in foreign currency translation adjustments within Accumulated other comprehensive loss on the Consolidated Balance Sheets.

Other Financing Activities

As of December 31, 2001, Avon has forward contracts to purchase approximately 271,000 shares of Avon common stock at an average price of $46.01 per share. The contracts mature in October 2002 and were recorded as equity instruments. As equity instruments, no adjustment for subsequent changes in fair value has been recognized.

Credit and Market Risk

Avon attempts to minimize its credit exposure to counterparties by entering into interest rate swap, forward rate and interest rate cap contracts only with major international financial institutions with "A" or higher credit ratings as issued by Standard & Poor's Corporation. Avon's foreign currency and interest rate derivatives are comprised of over-the-counter forward contracts or options with major international financial institutions. Although the Company's theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

Non-performance of the counterparties on the balance of all the foreign exchange and interest rate swap and forward rate agreements would not result in a material write off at December 31, 2001. In addition, Avon may be exposed to market risk on its foreign exchange and interest rate swap and forward rate agreements as a result of changes in foreign exchange and interest rates. The market risk related to the foreign exchange agreements should be substantially offset by changes in the valuation of the underlying items being hedged.

Fair Value of Financial Instruments > The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The methods and assumptions used to estimate fair value are as follows:

Grantors trust > The fair value of these investments, principally fixed income funds and equity securities, was based on the quoted market prices for issues listed on exchanges.

Debt maturing within one year and Long-term debt > The fair value of all debt and other financing was estimated based on quoted market prices.

Share repurchase commitments and foreign exchange forward and option contracts > The fair value of forward and option contracts was estimated based on quoted market prices from banks.

Interest rate swap, forward rate and cap agreements > The fair value of interest rate swap, forward rate and cap agreements was estimated based on quotes from market makers of these instruments and represent the estimated amounts that Avon would expect to receive or pay to terminate the agreements.

The asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of financial instruments at December 31 consisted of the following:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 508.5	$ 508.5	$ 122.7	$ 122.7
Grantors trust	61.5	61.5	70.1	70.1
Debt maturing within one year	(88.8)	(88.8)	(105.4)	(105.4)
Long-term debt, net of related discount or premium	(1,236.2)	(1,250.3)	(1,108.8)	(1,139.3)
Share repurchase commitments	(.6)	(.7)	(51.0)	(14.8)
Foreign exchange forward and option contracts	(7.3)	(7.3)	.6	(4.2)
Interest rate swap, forward rate and cap agreements	35.1	35.1	.3	20.0

8 Stock Option Plans

A summary of the Company's stock option activity, weighted-average exercise price and related information for the years ended December 31 was as follows:

	1999		2000		2001	
	Shares (in 000's)	Weighted Average Price	Shares (in 000's)	Weighted Average Price	Shares (in 000's)	Weighted Average Price
Outstanding–beginning of year	7,127	$25.46	8,106	$29.38	9,579	$33.47
Granted	2,225	37.33	3,424	38.28	2,729	41.96
Exercised	(1,152)	20.35	(1,702)	23.94	(1,626)	28.94
Forfeited	(94)	31.14	(249)	31.68	(131)	36.09
Outstanding–end of year	8,106	$29.38	9,579	$33.47	10,551	$36.33
Options exercisable–end of year	3,627	$23.32	4,241	$28.61	4,869	$32.23

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Prices	Shares (in 000's)	Average Price	Average Term	Shares (in 000's)	Average Price
$13.13–29.63	893	$20.07	5 years	825	$19.30
30.06–39.91	6,646	35.96	7 years	3,849	34.46
40.16–54.81	3,012	41.97	9 years	195	42.88
	10,551			4,869	

The 1993 Stock Incentive Plan (the "1993 Plan"), and the Avon Products, Inc. 2000 Stock Incentive Plan (the "2000 Plan"), which replaced the 1993 Plan effective May 4, 2000, provide for several types of equity-based incentive compensation awards. Under the 2000 Plan, the maximum number of shares that may be awarded is 18,250,000 shares, of which no more than 6,000,000 shares may be used for restricted share and stock bonus grants. Under the 1993 Plan, the maximum number of shares that could be awarded was 14,100,000 shares, of which no more than 8,000,000 shares could be used for restricted share and stock bonus grants. Awards under either plan may be in the form of stock options, stock appreciation rights, dividend equivalent rights or performance unit awards. Stock options are granted at a price no less than fair market value on the date the option is granted and have a term of 10 years from the date of grant. During 2001, 2000 and 1999, restricted shares with aggregate value and vesting and related amortization periods were granted as follows: 2001–143,500 valued at $6.2 vesting over one to three years; 2000–261,700 valued at $10.2 vesting over one to three years and 1999–137,000 valued at $5.8 vesting over one to three years.

Effective January 1, 1997, the 1997 Long-Term Incentive Plan ("1997 LTIP") was authorized under the 1993 Plan. The 1997 LTIP provided for the grant of two forms of incentive awards, performance units for potential cash incentives and 10-year stock options. Performance units were earned over the three-year performance period (1997–1999), based on the degree of attainment of performance objectives. As of December 31, 1999, certain performance goals under the 1997 LTIP were achieved and, accordingly, cash incentives totaling approximately $31.0 were paid in 2000. Effective May 4, 2000, stock options are awarded annually over a three-year performance period and vest in thirds over the three-year period following each option grant date under the 2000 Plan. As discussed above, these options are granted at the fair market value on the date the option is granted.

Compensation expense under all stock-based compensation plans in 2001 was $7.5 (2000–$6.6; 1999–$20.4). The unamortized cost of restricted shares as of December 31, 2001, was $8.5 (2000–$10.0).

The Company has adopted the disclosure provisions of FAS No. 123, "Accounting for Stock-Based Compensation," in lieu of recording the fair value of the compensation costs of those plans, as permitted by FAS No. 123. Had compensation cost for the plans been based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by FAS No. 123, net income and earnings per share (after the cumulative effect of the accounting change) would have been the pro forma amounts indicated below:

	2001	2000	1999
Pro forma net income	$402.4	$460.9	$291.0
Pro forma earnings per share:			
Basic	$ 1.70	$ 1.94	$ 1.13
Diluted	$ 1.68	$ 1.92	$ 1.12

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	4.7%	6.7%	5.4%
Expected life	5 years	5 years	5 years
Expected volatility	40%	40%	30%
Expected dividend yield	2.0%	2.0%	2.0%

The weighted-average grant date fair values of options granted during 2001, 2000 and 1999 were $12.05, $11.73 and $10.09, respectively.

9 Shareholders' (Deficit) Equity

Share Rights Plan > Avon has a Share Rights Plan under which one right has been declared as a dividend for each outstanding share of its common stock. Each right, which is redeemable at $.005 at any time at Avon's option, entitles the shareholder, among other things, to purchase one share of Avon common stock at a price equal to one-half of the then current market price, if certain events have occurred. The right is exercisable if, among other events, one party obtains a beneficial ownership of 20% or more of Avon's voting stock.

Stock Repurchase Programs > During 1994, Avon's Board authorized a stock repurchase program under which Avon could buy back up to 10% of its then outstanding common stock, or approximately 28.0 million shares. As of February 1997, when the plan ended, the cumulative number of shares repurchased was 25.3 million shares at a total cost of $424.4 which are included in Treasury stock. In February 1997, Avon's Board authorized a new repurchase program under which the Company was authorized to buy back up to $1,100.0 of its outstanding common stock through open market purchases over a period of up to five years. In the third quarter of 2000, when the program was completed, the cumulative number of shares repurchased was 33.7 million shares at a total cost of $1,060.0. In September 2000, Avon's Board approved a new share repurchase program under which the Company may buy up to $1,000.0 of its outstanding stock over the next five years. As of December 31, 2001, the Company had repurchased approximately 3.9 million shares at a total cost of approximately $158.8 under this new program.

Savings Plan > The Company offers a qualified defined contribution plan, the Avon Products, Inc. 401(K) Personal Savings Account, which allows eligible participants to contribute 1% to 20% of qualified compensation through payroll deductions. Avon matches employee contributions dollar for dollar up to the first 3% of eligible compensation and $.50 for each $1.00 contributed from 4% to 6% of eligible compensation. In 2001, 2000 and 1999, matching contributions approximating $13.3, $12.7 and $12.8, respectively, were made to this plan in cash, which was then used by the plan to purchase Avon shares in the open market.

Board of Directors Remuneration > Effective May 1, 1997, the Company discontinued the Board retirement plan, which was applicable only to non-management directors. Directors retiring after that date have had the actuarial value of their accrued retirement benefits converted to a one-time grant of common stock which is restricted as to transfer until retirement. 52,786 shares were issued to directors as a result of the discontinuance of the plan. As a replacement for such plan, effective on and after May 1, 1997, each non-management director is annually granted options to purchase 4,000 shares of common stock, at an exercise price based on the fair market price of the stock on the date of grant. The annual grant made in 2001 and 2000 consisted of 32,000 and 34,000 options, respectively, with an exercise price of $43.12 and $38.25, respectively.

Also effective as of May 1, 1997, the annual retainer paid to non-management directors was changed to consist of twenty-five thousand dollars cash plus an annual grant of shares having a value of twenty-five thousand dollars based on the average closing market price of the stock for the 10 days preceding the date of grant. These shares are also restricted as to transfer until the director retires from the Board. The annual grant made in 2001 and 2000 consisted of a total of 5,024 and 5,232 shares, respectively. Effective January 1, 2002, the annual retainer paid to non-management directors was increased to thirty thousand dollars cash plus an annual grant of shares having a value of thirty thousand dollars based on the average closing market price of the stock for the 10 days preceding the date of grant.

10 Employee Benefit Plans

Retirement Plans > Avon and certain subsidiaries have contributory and noncontributory retirement plans for substantially all employees. Benefits under these plans are generally based on an employee's years of service and average compensation near retirement. Plans are funded on a current basis except where funding is not required. Plan assets consist primarily of equity securities, corporate and government bonds and bank deposits.

Effective July 1998, the defined benefit retirement plan covering U.S.-based employees was converted to a cash balance plan with benefits determined by compensation credits related to age and service and interest credits based on individual account balances and prevailing interest rates. This conversion also included a 10-year transitional benefit arrangement for certain employees covered under a pre-existing defined benefit retirement plan who retire during that 10-year period, which provides them with the higher of the benefit they would have received under the previous defined benefit retirement plan and the current cash balance plan.

Postretirement Benefits > Avon provides health care and life insurance benefits for the majority of employees who retire under Avon's retirement plans in the United States and certain foreign countries. The cost of such health care benefits is shared by Avon and its retirees. In 2000, Avon adopted certain amendments to its retiree medical plans which increased retiree contributions, changed the prescription drug program and implemented a future cap on Company contributions.

The following provides a reconciliation of benefit obligations, plan assets and funded status of these plans:

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Change in benefit obligation:				
Beginning balance	$ (914.2)	$ (919.2)	$ (136.0)	$ (181.6)
Service cost	(34.3)	(36.5)	(1.2)	(1.9)
Interest cost	(65.2)	(65.6)	(10.7)	(11.2)
Actuarial (loss) gain	(76.0)	(6.8)	(44.2)	2.7
Benefits paid	90.6	84.3	16.9	13.7
Plan amendments	(.4)	(1.5)	—	42.1
Settlements/special termination benefits	(11.5)	1.7	(1.2)	—
Foreign currency changes	19.0	31.2	—	—
Other	(7.4)	(1.8)	.3	.2
Ending balance	$ (999.4)	$ (914.2)	$ (176.1)	$ (136.0)
Change in plan assets:				
Beginning balance	$ 799.3	$ 860.0	$ —	$ —
Actual (loss) return on plan assets	(44.9)	7.1	—	—
Company contributions	59.2	39.9	16.9	13.7
Plan participant contributions	2.1	2.0	—	—
Benefits paid	(90.6)	(84.3)	(16.9)	(13.7)
Foreign currency changes	(7.9)	(21.3)	—	—
Settlements/special termination benefits	(.6)	(4.1)	—	—
Ending balance	$ 716.6	$ 799.3	$ —	$ —
Funded status of the plan:	$ (282.8)	$ (114.9)	$ (176.1)	$ (136.0)
Unrecognized actuarial loss (gain)	291.6	107.5	17.0	(27.6)
Unrecognized prior service cost	2.2	2.8	(37.8)	(44.3)
Unrecognized net transition obligation	1.9	2.1	.2	.3
Accrued benefit cost	$ 12.9	$ (2.5)	$ (196.7)	$ (207.6)
Amount recognized in the statements:				
Prepaid benefit	$ 158.1	$ 143.9	$ —	$ —
Accrued liability	(145.2)	(146.4)	(196.7)	(207.6)
Additional minimum liability	(85.6)	(31.1)	—	—
Intangible asset	9.6	7.8	—	—
Accumulated other comprehensive loss	76.0	23.3	—	—
	$ 12.9	$ (2.5)	$ (196.7)	$ (207.6)

At December 31, 2001 and 2000, the weighted-average discount rate used in determining the pension benefit obligation was 6.7% and 7.1%, respectively. At December 31, 2001 and 2000, the weighted-average discount rates used in determining the postretirement benefit obligation were 7.3% and 7.8%, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension and postretirement benefit plans with accumulated benefit obligations in excess of plan assets were $606.5, $564.1, and $178.2, respectively, as of December 31, 2001, and $390.3, $349.0, and $40.1, respectively, as of December 31, 2000.

Net periodic benefit cost for the years ended December 31 was determined as follows:

	Pension Benefits			Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$ 34.3	$ 36.5	$ 38.1	$ 1.2	$ 1.9	$ 3.6
Interest cost	65.2	65.6	67.6	10.7	11.2	13.4
Expected return on plan assets	(68.1)	(66.6)	(69.6)	—	—	—
Amortization of transition liability	.2	(.7)	(.7)	—	—	—
Amortization of prior service cost	1.0	1.0	.8	(3.9)	—	—
Amortization of actuarial losses (gains)	4.0	5.6	10.2	(.3)	(3.8)	(.4)
Settlements or curtailments	2.5	(1.2)	2.0	(2.1)	—	—
Special termination benefits	9.4	2.5	1.5	.7	—	—
Other	(1.1)	(.9)	—	—	—	—
Net periodic benefit cost	$ 47.4	$ 41.8	$ 49.9	$ 6.3	$ 9.3	$16.6

In 2001, the plan assets experienced weaker investment returns, which was mostly due to unfavorable returns on equity securities. These unfavorable investment returns are expected to increase pension costs in the near future. In addition, net periodic pension cost may significantly increase in the future if settlement losses are required due to an increase in the aggregate benefits paid to retirees as lump sum distributions. Settlement losses may result in the future if the number of eligible participants deciding to receive lump sum distributions and the amount of their benefits increases.

Special termination benefits primarily represent the impact of employee terminations on the Company's benefits plans in the U.S. and certain international locations (see Note 13 of the Notes to Consolidated Financial Statements).

The weighted-average assumptions used to determine the data for the years ended December 31 were as follows:

	Pension Benefits			Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Discount rate	7.1%	7.2%	6.8%	7.8%	8.0%	7.0%
Rate of compensation increase	3.9	4.0	4.0	4.5	4.5	4.5
Rate of return on assets	8.8	8.8	8.8	N/A	N/A	N/A

For 2001, the assumed rate of future increases in the per capita cost of health care benefits (the health care cost trend rate) was 10% for pre-age 65 claims and post-age 65 claims and will gradually decrease each year thereafter to 5.0% in 2005 and beyond. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

(In millions)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ .6	$ (.6)
Effect on postretirement benefit obligation	7.4	(7.1)

Supplemental Retirement Program > Avon maintains a supplemental retirement program consisting of a Supplemental Executive Retirement Plan ("SERP") and a Benefits Restoration Pension Plan ("Restoration Plan") under which non-qualified supplemental pension benefits are paid to higher paid employees in addition to amounts received under Avon's qualified retirement plan which is subject to IRS limitations on covered compensation. The annual cost of this program has been included in the determination of the net periodic benefit cost shown above and in 2001 amounted to $10.5 (2000–$10.2, 1999–$10.1). The benefit obligation under this program at December 31, 2001 was $35.5 (2000–$32.9) and was primarily included in Employee Benefit Plans.

Avon also maintains a Supplemental Life Insurance Plan ("SLIP") under which additional death benefits ranging from $.35 to $2.0 are provided to certain active and retired officers. Avon has acquired corporate-owned life insurance policies to provide partial funding of the benefits. The cash surrender value of these policies at December 31, 2001 was $26.6 (2000–$26.1) and is held in a grantors trust.

In addition, Avon has established a grantors trust to provide funding for the benefits payable under the SERP and SLIP and to provide for funding of obligations under Avon's Deferred Compensation Plan. The trust is irrevocable and, although subject to creditors' claims, assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust at December 31, 2001, amounting to $88.1 (2000–$96.2), consisted of a fixed-income portfolio, a managed portfolio of equity securities, corporate-owned life insurance policies and cash and cash equivalents. These assets are included in Other assets.

The equity securities and fixed-income portfolio included in the grantors trust are classified as available-for-sale and recorded at current market value. In 2001 and 2000, net unrealized gains and losses on these securities were recorded in Accumulated other comprehensive loss (see Note 5 of the Notes to Consolidated Financial Statements). The cost, gross unrealized gains and losses and market value of the available-for-sale securities as of December 31, were as follows:

2001

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Equity Securities	$44.4	$1.5	$(15.2)	$30.7
U.S. Government Bonds	2.1	—	—	2.1
State and Municipal Bonds	21.9	.4	(.1)	22.2
Mortgage Backed	2.8	—	—	2.8
Corporate Bonds	.6	—	—	.6
Total available-for-sale securities	71.8	1.9	(15.3)	58.4
Cash and Equivalents	3.1	—	—	3.1
Total	$74.9	$1.9	$(15.3)	$61.5

Payments, proceeds and net realized losses from the purchases and sales of these securities totaled $50.9, $58.3 and $0.1, respectively, during 2001.

2000

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Equity Securities	$44.2	$2.6	$(12.2)	$34.6
U.S. Government Bonds	1.5	—	—	1.5
State and Municipal Bonds	30.9	.6	(.2)	31.3
Mortgage Backed	1.9	—	—	1.9
Corporate Bonds	.8	—	—	.8
Total	$79.3	$3.2	$(12.4)	$70.1

Payments, proceeds and net realized gains from the purchases and sales of these securities totaled $99.3, $100.3 and $5.8, respectively, during 2000. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification.

Postemployment Benefits > Avon provides postemployment benefits which include salary continuation, severance benefits, disability benefits, continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. At December 31, 2001, the accrued cost for postemployment benefits was $32.7 (2000–$31.9) and was included in Employee Benefit Plans.

11 Segment Information

The Company's reportable segments are based on geographic operations and include a North American business unit and International business units in Latin America, Europe and Pacific regions. With the exception of the U.S. retail business, the segments have similar business characteristics and each offers similar products through common customer access methods.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating profits or losses. Segment revenues reflect direct sales of products to Representatives based on their geographic location. Intersegment sales and transfers are not significant. Each segment records direct expenses related to its employees and its operations. The Company does not allocate income taxes, foreign exchange gains or losses, or corporate overhead expenses to operating segments.

Summarized financial information concerning Avon's reportable segments as of December 31 is shown in the following table. Net sales and operating profit by reportable segment are presented on page 24.

Total Assets:	2001	2000	1999
North America			
U.S.	$ 638.9	$ 640.0	$ 536.9
U.S. Retail*	29.2	12.0	13.3
Other†	119.1	116.2	101.2
Total	787.2	768.2	651.4
International			
Latin America North‡	334.6	292.9	248.9
Latin America South	277.8	310.7	294.1
Latin America	612.4	603.6	543.0
Europe	512.3	451.3	415.4
Pacific	393.9	399.8	411.2
Total	1,518.6	1,454.7	1,369.6
Corporate and other	887.3	603.5	507.6
Total assets	$3,193.1	$2,826.4	$2,528.6

* Includes U.S. Retail and Avon Centre.

† Includes Canada and Puerto Rico.

‡ Avon's operations in Mexico reported total assets at December 31, 2001, 2000 and 1999 of $211.0, $189.9 and $157.4, respectively.

Capital Expenditures:	2001	2000	1999
North America			
U.S.	$ 26.4	$ 67.6	$ 39.2
U.S. Retail*	7.5	.1	.4
Other†	6.4	8.6	8.7
Total	40.3	76.3	48.3
International			
Latin America North‡	20.5	17.5	37.6
Latin America South	15.4	24.6	15.8
Latin America	35.9	42.1	53.4
Europe	42.0	47.1	39.6
Pacific	11.9	13.4	33.6
Total	89.8	102.6	126.6
Corporate and other	25.2	14.6	28.5
Total capital expenditures	$155.3	$193.5	$203.4

‡ Avon's operations in Mexico reported capital expenditures for 2001, 2000 and 1999 of $13.9, $11.7 and $32.1, respectively.

Depreciation and Amortization:	2001	2000	1999
North America			
U.S.	$ 32.4	$ 28.5	$ 23.7
U.S. Retail*	1.5	.9	.4
Other†	3.0	2.6	2.4
Total	36.9	32.0	26.5
International			
Latin America North‡	9.9	9.3	6.4
Latin America South	7.8	7.4	6.6
Latin America	17.7	16.7	13.0
Europe	18.7	16.0	15.4
Pacific	15.3	16.9	16.1
Total	51.7	49.6	44.5
Corporate and other	20.5	15.5	12.0
Total depreciation and amortization	$ 109.1	$ 97.1	$ 83.0

‡ Avon's operations in Mexico reported depreciation and amortization for 2001, 2000 and 1999 of $7.0, $5.7 and $4.4, respectively.

Long-Lived Assets:	2001	2000	1999
North America			
U.S.	$ 253.5	$ 264.4	$ 228.8
U.S. Retail*	16.8	10.5	11.3
Other†	35.4	33.5	28.7
Total	305.7	308.4	268.8
International			
Latin America North‡	95.9	81.4	73.6
Latin America South	70.8	73.5	59.8
Latin America	166.7	154.9	133.4
Europe	202.5	176.7	153.8
Pacific	159.9	174.5	193.0
Total	529.1	506.1	480.2
Corporate and other	152.9	145.3	139.9
Total long-lived assets	$ 987.7	$ 959.8	$ 888.9

* Includes U.S. Retail and Avon Centre.

† Includes Canada and Puerto Rico.

‡ Avon's operations in Mexico reported long-lived assets at December 31, 2001, 2000 and 1999 of $73.8, $62.5 and $56.6, respectively.

Net sales by classes of principal products are presented on page 24.

Foreign Exchange > Financial statement translation of subsidiaries operating in highly inflationary economies and foreign currency transactions resulted in losses in 2001 netting to $7.7 (2000–$12.6; 1999–$7.5), which are included in Other expense, net and income taxes. Foreign exchange losses in 2001 include transaction gains of approximately $8.0 pretax related to the translation of a U.S. dollar intercompany loan receivable on Avon Argentina's balance sheet. In addition, Cost of sales and expenses included the unfavorable impact of the translation of inventories and prepaid expenses at historical rates in countries with highly inflationary economies in 2001 of $2.0 (2000–$3.2; 1999–$7.1).

12 Leases and Commitments

Minimum rental commitments under noncancellable operating leases, primarily for equipment and office facilities at December 31, 2001, consisted of the following:

Year	
2002	$ 70.8
2003	53.4
2004	40.9
2005	32.5
2006	28.0
Later years	184.9
Sublease rental income	(2.3)
Total	$ 408.2

Rent expense in 2001 was $92.1 (2000–$85.4; 1999–$84.5). Various construction and information systems projects were in progress at December 31, 2001, with an estimated cost to complete of approximately $119.2.

13 Special and Non-Recurring Charges

In October 1997, the Company announced a worldwide business process redesign program to streamline operations and improve profitability through margin improvement and expense reductions. The special and non-recurring charges associated with this program totaled $151.2 pretax ($121.9 net of tax, or $.47 per share on a diluted basis) for the year ended December 31, 1999 and totaled $154.4 pretax ($122.8 net of tax, or $.46 per share on a diluted basis) for the year ended December 31, 1998. The remaining liability balance at December 31, 2001, which primarily relates to employee severance costs, was not material.

In May 2001, Avon announced its new *Business Transformation* plans, which are designed to significantly reduce costs and expand profit margins, while continuing to focus on consumer growth strategies. *Business Transformation* initiatives include an end-to-end evaluation of business processes in key operating areas, with target completion dates through 2004. Specifically, the initiatives focus on simplifying Avon's marketing processes, driving supply chain opportunities, strengthening Avon's sales model through the Sales Leadership program and the Internet, and streamlining the Company's organizational structure.

In the fourth quarter of 2001, Avon recorded special and non-recurring charges of $97.4 pretax ($68.3 after-tax, or $.28 per share on a diluted basis) primarily associated with facility rationalizations and workforce reduction programs related to implementation of certain *Business Transformation* initiatives. The $97.4 was included in the Consolidated Statements of Income for 2001 as a Special charge ($94.9) and as inventory write downs, which were included in Cost of sales ($2.5).

Special and non-recurring charges by business segment were as follows:

	North America*	U.S.	Latin America	Europe	Corporate and Other	Total
Facility rationalizations†	$16.8	$14.3	$17.7	$13.2	$ —	$62.0
Workforce reduction programs	.9	9.7	6.4	2.1	14.0	33.1
Other	—	2.1	—	—	.2	2.3
Total accrued charges	$17.7	$26.1	$24.1	$15.3	$14.2	$97.4

* Excludes amounts related to the U.S.

† Includes accrued severance and related costs associated with facility rationalizations.

Special and non-recurring charges by category of expenditures were as follows for the year ended December 31, 2001:

	Accrued Severance and Related Costs	Cost of Sales Charge	Asset Impairment Charge	Special Termination Benefits	Contract Termination Costs	Accrued Facility Rationalization and Other Costs	Total
Facility rationalizations	$42.9	$ 2.5	$ 5.1	$ 5.0	$2.2	$ 4.3	$ 62.0
Workforce reduction programs	26.9	—	—	6.2	—	—	33.1
Other	—	—	.3	—	1.3	.7	2.3
Total accrued charges	$69.8	$ 2.5	$ 5.4	$ 11.2	$3.5	$ 5.0	$ 97.4
Cash expenditures	(2.7)	—	—	—	—	—	(2.7)
Non-cash write offs	—	(2.5)	(5.4)	(11.2)	—	(.5)	(19.6)
Balance at December 31, 2001	$67.1	$ —	$ —	$ —	$3.5	$ 4.5	$ 75.1

Accrued severance and related costs are expenses, both domestic and international, associated with facility rationalizations and workforce reduction programs. Employee severance costs were accounted for in accordance with the Company's existing FAS No. 112, "Employers' Accounting for Postemployment Benefits," severance plans, or with other accounting literature. Approximately 3,500 employees, or 8.0% of the total workforce will receive severance benefits. Approximately 85% of these costs are related to the facility rationalizations. The facility rationalizations will primarily result in either expanding an existing facility, building a new facility or sourcing product through third party vendors. In certain circumstances, employees terminated due to facility rationalizations will need to be replaced. The majority of the employee severance costs will be paid in 2002 and 2003.

The Cost of sales charge represents losses associated with a facility closure in North America.

Primarily as a result of facility rationalizations, management identified indicators of possible impairment of certain long-lived assets, consisting of buildings and improvements, equipment and other assets. In assessing and measuring impairment of long-lived assets, the Company applied the provisions of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Recoverability of assets to be held and used was measured by the comparison of the carrying amount of the assets with expected future cash flows of the assets (assets were grouped at the lowest level for which there were identifiable cash flows that were largely independent of the cash flows of other groups of assets). As a result of the impairment review, an asset impairment charge was recorded. Approximately $4.0 of the asset impairment charge relates to the closure of a facility in North America and reflects the reduction in the carrying value of equipment to its estimated fair market value based on selling prices for comparable equipment. The equipment is expected to be sold in the first half of 2002. The remaining charge relates to assets (leasehold improvements and other assets) that have been abandoned.

Special termination benefits represent the impact of employee terminations on the Company's benefit plans in the U.S. and certain international locations. In accordance with FAS No. 88, "Employers' Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits," the plans experienced a net loss from curtailment and special termination benefits of $1.3 and $9.9, respectively. The curtailment charge reflects the difference between the liability assuming all of the participants terminate as of their severance date versus the ongoing liability for these participants assuming continued active employment. The special termination benefits include a liability loss resulting from additional service and pay earned during the severance period, coupled with an additional liability attributable to paying benefits at an actual rate versus an assumed rate.

Contract termination costs primarily represent lease buyout costs related to the facility closures in North America (including the U.S.) and a cancellation of a contract with a third party (a supplier of warehousing and logistical services) in the U.S.

Accrued facility rationalization and other costs primarily represent incremental costs associated with the facility rationalizations, including administrative expenses during the shutdown period, employee and union communication costs and legal fees.

14 Contingencies

Avon is a defendant in a class action suit commenced in 1991 on behalf of certain classes of holders of Avon's Preferred Equity-Redemption Cumulative Stock ("PERCS"). Plaintiffs allege various contract and securities law claims related to the PERCS (which were fully redeemed in 1991) and seek aggregate damages of approximately $145.0, plus interest. A trial of this action took place in the United States District Court for the Southern District of New York and concluded in November 2001. At the conclusion of the trial, the judge reserved decision in the matter. Avon believes it presented meritorious defenses to the claims asserted. However, it is not possible to predict the outcome of litigation and it is reasonably possible that the trial, and any possible appeal, could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome but, under some of the damage theories presented, an adverse award could be material to the Consolidated Financial Statements.

Avon is a defendant in an action commenced in the Supreme Court of the State of New York by Sheldon Solow d/b/a Solow Building Company, the landlord of the Company's former headquarters in New York City. Plaintiff seeks aggregate damages of approximately $80.0, plus interest, for the Company's alleged failure to restore the leasehold premises at the conclusion of the lease term in 1997. A trial of this matter had been scheduled for February 2002, but has been stayed pending the determination of (i) an interlocutory appeal by plaintiff of an order that denied the plaintiff's motion for summary judgment and granted partial summary judgment in favor of the Company on one of plaintiff's claims; and (ii) an appeal by plaintiff of a decision in an action against another former tenant that dismissed plaintiff's claims after trial. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on the Consolidated Financial Statements. This action is being vigorously contested.

Various other lawsuits and claims (asserted and unasserted), arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In the opinion of Avon's management, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2001 should not have a material adverse impact on the Consolidated Financial Statements.

In 1998, the Argentine tax authorities denied certain past excise tax credits taken by Avon's subsidiary in Argentina and assessed this subsidiary for the corresponding taxes. Avon vigorously contested this assessment through local administrative and judicial proceedings since 1998. In the third quarter of 2001, the Argentine government issued a decree permitting taxpayers to satisfy certain tax liabilities on favorable terms using Argentine government bonds as payment. Avon decided to settle this contested tax assessment by applying for relief under this new government program and purchased bonds to tender in settlement of the aforementioned assessment. As a result, a pre-tax charge of $6.4 ($3.4 after-tax, or $.01 per diluted share) was included in Other expense, net in the Consolidated Statements of Income in the third quarter of 2001.

Avon has been responding to a formal investigation by the Securities and Exchange Commission ("SEC") which commenced in August 2000, and has furnished to the SEC information that principally concerns a special charge reported by Avon in the first quarter of 1999, which included the write off of approximately $15.0 in pre-tax costs associated with an order management software system known as the FIRST project. The balance of the FIRST project's development costs had been carried as an asset until the third quarter of 2001, when Avon recorded a pre-tax charge of $23.9 ($14.5 after-tax, or $.06 per diluted share) to write off the carrying value of costs related to that project. As part of a resolution of the investigation or at the conclusion of a contested proceeding, there may be a finding that Avon knew or should have known in the first quarter of 1999 that it was not probable that FIRST would be implemented and therefore, the entire FIRST asset should have been written off as abandoned at that time. In that connection, it may also be necessary for Avon to restate its financial statements to write off the entire FIRST asset in the first quarter of 1999. If Avon were to restate its financial statements to write off the FIRST asset in the first quarter of 1999, then the charge recorded in the third quarter of 2001 and other FIRST-related items recorded in prior periods would also be restated. (See Note 16 of the Notes to Consolidated Financial Statements.)

15 Contract Settlement

In July 2001, Avon announced that, due to a change in Sears' business strategy, which included de-emphasizing cosmetics, Avon would not proceed with the launch of its retail brand, *beComing*, in Sears stores in the fall of 2001. In July 2001, Avon and Sears reached an agreement, under which Avon received a Contract settlement gain, net of related expenses, of approximately $25.9 pretax ($15.7 after-tax, or $.06 per diluted share) to compensate Avon for lost profits and incremental expenses as a result of the cancellation of the retail agreement.

This termination resulted in a gain in the third quarter of 2001 but will unfavorably impact subsequent periods due to the loss of anticipated contribution from the Sears business. The aggregate impact of the termination is expected to be neutral through 2002 after taking into account results and the contract settlement with Sears.

16 Asset Impairment Charge

In September 2001, Avon determined that an order management system known as the "FIRST" project would not be implemented and would be abandoned. As a result, Avon recorded in the third quarter of 2001 a non-cash Asset impairment charge of $23.9 pretax ($14.5 after-tax, or $.06 per diluted share) to write off the carrying value of costs related to the abandoned FIRST project.

The decision not to use FIRST was based on various factors, including an assessment of the needs of target markets, changes in Avon's business strategies, project management and implementation costs, and costs for the ongoing support of FIRST following implementation.

As the FIRST project has been abandoned, under FAS No. 121, Avon recorded a charge in the third quarter of 2001 to write off the carrying value of the abandoned asset.

The non-cash charge included software development costs, certain hardware, software interfaces and other related costs. Prior to the write off, the capitalized software was included in Other assets on the Consolidated Balance Sheet.

Avon has been responding to a formal investigation by the SEC which commenced in August 2000, and has furnished to the SEC information regarding the FIRST project and a special charge reported by Avon in the first quarter of 1999, which included the write off of approximately $15.0 in pre-tax costs associated with FIRST. The balance of the project's development costs was carried as an asset until the third quarter of 2001. As part of a resolution of the investigation or at the conclusion of a contested proceeding, there may be a finding that Avon knew or should have known in the first quarter of 1999 that it was not probable that FIRST would be implemented and therefore, the entire FIRST asset should have been written off as abandoned at that time. In that connection, it may also be necessary for Avon to restate its financial statements to write off the entire FIRST asset in the first quarter of 1999. If Avon were to restate its financial statements to write off the FIRST asset in the first quarter of 1999, then the charge recorded in the third quarter of 2001 and other FIRST-related items recorded in prior periods would also be restated.

17 Subsequent Event

On January 31, 2002, Avon's Board approved an increase in the quarterly cash dividend to $.20 per share from $.19. The first dividend at the new rate will be paid on March 1, 2002 to shareholders of record on February 15, 2002. On an annualized basis, the new dividend rate is $.80 per share.

Report of Management

The accompanying consolidated financial statements of Avon Products, Inc. have been prepared by management in conformity with generally accepted accounting principles in the U.S. and necessarily include amounts that are based on judgments and estimates. The audit report of PricewaterhouseCoopers LLP, independent accountants, on these financial statements is the result of their audits of these consolidated financial statements, which were performed in accordance with generally accepted auditing standards.

Avon maintains an internal control structure and related systems, policies and procedures designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with appropriate authorization and accounting records may be relied upon for the preparation of financial information. Avon also maintains an internal audit department that evaluates and formally reports to management on the adequacy and effectiveness of controls, policies and procedures.

The audit committee of the board of directors, comprised solely of outside directors, has an oversight role in the area of financial reporting and internal controls. This committee meets several times during the year with management, PricewaterhouseCoopers LLP and the internal auditors to monitor the proper discharge of each of their respective responsibilities. PricewaterhouseCoopers LLP and the internal auditors have free access to management and to the audit committee to discuss the results of their activities and the adequacy of controls.

It is management's opinion that Avon's policies and procedures, reinforced by the internal control structure, provide reasonable assurance that operations are managed in a responsible and professional manner with a commitment to the highest standard of business conduct.

Andrea Jung
Chairman and Chief Executive Officer

Robert J. Corti
Executive Vice President, Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of Avon Products, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Avon Products, Inc. at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Avon's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the Notes to the Consolidated Financial Statements, the Company changed its method of accounting for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition."

PricewaterhouseCoopers LLP
New York, New York
January 31, 2002

Eleven-Year Review

Avon Products, Inc. In millions, except per share and employee data

	2001	2000	1999	1998
Income data				
Net sales	$5,952.0	$5,673.7	$5,289.1	$5,212.7
Other revenue	42.5	40.9[1]	38.8[1]	35.0[1]
Total revenue	5,994.5	5,714.6	5,327.9	5,247.7
Operating profit [4]	794.4	788.7	549.4	473.2
Interest expense [4]	71.1	84.7	43.2	34.7
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	665.7[14]	691.0	506.6[8]	455.9[8]
Income from continuing operations before minority interest and cumulative effect of accounting changes	434.8[14]	489.3	302.4[8]	265.1[8]
Income from continuing operations before cumulative effect of accounting changes	430.3[14]	485.1	302.4[8]	270.0[8]
(Loss) income from discontinued operations, net	—	—	—	—
Cumulative effect of accounting changes, net	(0.3)[13]	(6.7)[2]	—	—
Net income	430.0[14]	478.4	302.4[8]	270.0[8]
Earnings (loss) per share–basic [5][6]				
Continuing operations	$ 1.82[14]	$ 2.04	$ 1.18[8]	$ 1.03[8]
Discontinued operations	—	—	—	—
Cumulative effect of accounting changes	—	(.03)	—	—
Net income	1.82[14]	2.01	1.18[8]	1.03[8]
Earnings (loss) per share–diluted [5][6]				
Continuing operations	$ 1.79[14]	$ 2.02[3]	$ 1.17[8]	$ 1.02[8]
Discontinued operations	—	—	—	—
Cumulative effect of accounting changes	—	(.03)	—	—
Net income	1.79[14]	1.99[3]	1.17[8]	1.02[8]
Cash dividends per share				
Common	$ .76	$ .74	$ .72	$ .68
Preferred	—	—	—	—
Balance sheet data				
Working capital	$ 428.1	$ 186.4	$ (375.0)	$ 11.9
Capital expenditures	155.3	193.5	203.4	189.5
Property, plant and equipment, net	774.9	768.4	734.8	669.9
Total assets	3,193.1	2,826.4	2,528.6	2,433.5
Debt maturing within one year	88.8	105.4	306.0	55.3
Long-term debt	1,236.3	1,108.2	701.4	201.0
Total debt	1,325.1	1,213.6	1,007.4	256.3
Shareholders' (deficit) equity	(74.6)	(215.8)	(406.1)	285.1
Number of employees				
United States	9,600	9,800	9,700	8,000
International	34,200	33,200	30,800	25,900
Total employees [7]	43,800	43,000	40,500	33,900

(1) For the year ended December 31, 2000, the Company adopted the provisions of Emerging Issues Task Force ("EITF") 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires that amounts billed to customers for shipping and handling fees be classified as revenues. 1999 and 1998 have been restated to reflect shipping and handling fees, previously reported in Marketing, distribution and administrative expenses, in Other revenue in the Consolidated Statements of Income.

(2) For the year ended December 31, 2000, the Company recorded a charge of $6.7 million, after tax, to reflect the adoption of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This charge is reflected as a cumulative effect of an accounting change in the Consolidated Statements of Income.

(3) For purposes of calculating diluted earnings per share for the year ended December 31, 2001 and 2000, after tax interest expense of $10.0 and $4.5, respectively, applicable to Convertible Notes, has been added back to net income.

(4) Certain reclassifications have been made to conform to the current full year presentation.

(5) Two-for-one stock splits were distributed in September 1998 and June 1996. All per share data in this report, unless indicated, have been restated to reflect the splits.

(6) Effective for the year ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 128, "Earnings per Share." FAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and replaces the presentation of previously disclosed EPS with both basic and diluted EPS. Based upon the Company's capitalization structure, the EPS amounts calculated in accordance with FAS No. 128 approximated the Company's EPS amounts in accordance with Accounting Principles Board Opinion No. 15, "Earnings per Share." All prior period EPS data have been restated in accordance with FAS No. 128.

(7) Avon's calculation of full-time equivalents, or number of employees, was revised in 1999. Restatements of prior year data are not available, and therefore, year-over-year comparisons are not meaningful. Approximately 26% of Avon's U.S. associates are men. Men hold approximately 16% of all U.S. officer and manager positions, and approximately 12% of all U.S. office and clerical positions.

	1997	1996	1995	1994	1993	1992	1991
	$5,079.4	$4,814.2	$4,492.1	$4,266.5	$3,844.1	$3,660.5	$3,441.0
	—	—	—	—	—	—	—
	5,079.4	4,814.2	4,492.1	4,266.5	3,844.1	3,660.5	3,441.0
	537.8	538.0	500.8	489.5	427.4	339.9	430.9
	35.5	33.2	34.6	44.7	39.4	38.4	71.6
	534.9	510.4	465.0	433.8	394.6	290.0[10]	352.9
	337.0	319.0	288.6	270.3	243.8	169.4[10]	209.3
	338.8	317.9	286.1	264.8	236.9	164.2[10]	204.8
	—	—	(29.6)	(23.8)	2.7	10.8	(69.1)
	—	—	—	(45.2)[9]	(107.5)[9]	—	—
	338.0	317.9	256.5	195.8	132.1	175.0[10]	135.7
	$ 1.28	$ 1.19	$ 1.05	$ .94	$ .82	$ .57[10]	$ .65[11]
	—	—	(.11)	(.09)	.01	.04	(.24)
	—	—	—	(.16)	(.37)	—	—
	1.28	1.19	.94	.69	.46	.61[10]	.41[11]
	$ 1.27	$ 1.18	$ 1.05	$ .93	$ .82	$ .57[10]	$ .71[11]
	—	—	(.11)	(.08)	.01	.04	(.24)
	—	—	—	(.16)	(.37)	—	—
	1.27	1.18	.94	.69	.46	.61[10]	.47[11]
	$ .63	$ .58	$ .53	$ .48	$ .43	$ .38	$ 1.10[12]
	—	—	—	—	—	—	.253
	$ (11.9)	$ (41.7)	$ (30.3)	$ 9.3	$ 23.1	$ (99.5)	$ (135.3)
	169.4	103.6	72.7	99.9	58.1	62.7	61.2
	611.0	566.6	537.8	528.4	476.2	476.7	468.5
	2,272.9	2,222.4	2,052.8	1,978.3	1,918.7	1,692.6	1,693.3
	132.1	97.1	47.3	61.2	70.4	37.3	143.8
	102.2	104.5	114.2	116.5	123.7	177.7	208.1
	234.3	201.6	161.5	177.7	194.1	215.0	351.9
	285.0	241.7	192.7	185.6	314.0	310.5	251.6
	8,100	7,800	8,000	7,900	8,000	8,700	9,200
	26,900	25,900	23,800	22,500	21,500	20,700	20,900
	35,000	33,700	31,800	30,400	29,500	29,400	30,100

(8) In 1998, Avon began a worldwide business process redesign program in order to streamline operations and recorded special and non-recurring charges of $154.4 ($122.8 net of tax, or $.46 per share on a diluted basis). In 1999, special and non-recurring charges related to this program totaled $151.2 ($121.9 net of tax, or $.47 per share on a diluted basis).

(9) Effective January 1, 1994, Avon adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits," for all applicable operations, and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its foreign benefit plans. Effective January 1, 1993, Avon adopted FAS No. 106 for its U.S. retiree health care and life insurance benefit plans and FAS No. 109, "Accounting for Income Taxes."

(10) In 1992, Avon recorded a provision of $96.0 ($64.4 after-tax, or $.22 per share on a basic and diluted basis) for restructuring of its worldwide manufacturing and distribution facilities. Income from continuing operations in 1993 increased 4% from $228.6, or $.79 per share on a diluted basis, excluding the 1992 restructuring charge.

(11) For 1991, in management's opinion, per share amounts assuming dilution, even though the result is antidilutive, provide the most meaningful comparison of per share data because they show the full effect of the conversion of 72 preferred shares into approximately 51.84 common shares on June 3, 1991.

(12) Includes special dividend of $.75 paid in 1991.

(13) Effective, January 1, 2001, Avon adopted FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS No. 138, "Accounting for Certain Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. To reflect the adoption of FAS 133, Avon recorded a charge of $0.3, net of a tax benefit of $0.2. This charge is reflected as a cumulative effect of an accounting change in the Consolidated Statements of Income.

(14) In 2001, Avon recorded special and non-recurring charges of $97.4 pretax ($68.3 after-tax or $.28 per diluted share), primarily related to workforce reductions and facility rationalizations. In 2001, results also included a non-cash charge of $23.9 pretax ($14.5 after-tax; $0.06 per diluted share) to write off the carrying value of costs related to an order management system known as the "FIRST" project. In 2001, Avon also received a cash settlement, net of related expenses, of $25.9 pretax ($15.7 after-tax; $0.06 per diluted share) to compensate Avon for lost profits and incremental expenses as a result of the cancellation of a retail agreement with Sears.

SENIOR MANAGEMENT

Andrea Jung*
Chairman and
Chief Executive Officer

Susan Kropf*†
President and
Chief Operating Officer

Robert J. Corti*
Executive Vice President and
Chief Financial Officer

Robert Toth†
Executive Vice President,
Asia Pacific, Europe,
Middle East and Africa

Walter Biel†
Senior Vice President,
Latin America – North

Steve Bock*
President, Retail

Brian C. Connolly†
Senior Vice President and
President, Avon North America

Pablo Daly†
Senior Vice President,
Latin America – South

Harriet Edelman*†
Senior Vice President and
Chief Information Officer

Deborah I. Fine*
President, Teen Business

Bennett R. Gallina†
Senior Vice President,
Asia Pacific

Dennis Ling*
Group Vice President,
Finance and Treasurer

Jill Kanin-Lovers*
Senior Vice President,
Human Resources

Gilbert L. Klemann II*
Senior Vice President,
General Counsel and Secretary

Brian T. Martin*
Senior Vice President,
Corporate Communications

John F. Owen*†
Senior Vice President,
Business Transformation

William F. Susetka*†
Senior Vice President and
President, Global Marketing

* Executive Council
† Operating Council

CORPORATE INFORMATION

Global Headquarters
1345 Avenue of the Americas
New York, NY 10105-0196
(212) 282-5000

Independent Accountants
PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, NY 10019-6013

Transfer Agent and Registrar
EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
(201) 324-0498

Institutional Investor Relations
Renée W. Johansen
Executive Director, Investor Relations
(212) 282-5320 or e-mail
investor.relations@avon.com

Individual Shareholder Services
Ruth Scharankov (212) 282-5623 or
e-mail individual.investor@avon.com

For information about becoming an Avon Representative or purchasing Avon products, please call 1-800-FOR-AVON. Visit Avon on the Worldwide Web at www.avon.com

Form 10-K
Any shareholder may obtain a copy of the company's 2001 annual report (Form 10-K) by writing to:
Individual Shareholder Services
Avon Products, Inc.
1345 Avenue of the Americas
New York, New York 10105-0196
or by calling (212) 282-5623

For the latest earnings and dividend information, please call 1-888-287-3288

This report is printed on recycled paper.

Design:
BrandLogic Corp, Wilton, CT

Principal photography:
Troy Plota, KSC, New York, NY

Executive portrait photography:
Michele Asselin, New York, NY

Williams sisters photography:
Gilles Bensimon, New York, NY

Printing:
Avanti Case-Hoyt, A St. Ives Group Company

THE BOARD OF

directors


1

***Andrea Jung*[1]**
Chairman and
Chief Executive Officer

***Brenda C. Barnes*[2]**
Former President and
Chief Executive Officer,
Pepsi-Cola North America

***W. Don Cornwell**[3]**
Chairman and Chief
Executive Officer, Granite
Broadcasting Corp.

***Edward T. Fogarty*[4]**
Former Chairman, President
and Chief Executive Officer,
Tambrands, Inc.

***Stanley C. Gault*[5]**
Former Non-Executive Chairman,
Former Chairman and
Chief Executive Officer,
The Goodyear Tire and
Rubber Co.

***Fred Hassan**[6]**
Chairman and Chief Executive
Officer, Pharmacia Corporation

***Susan Kropf*[7]**
President and
Chief Operating Officer

Maria Elena
***Lagomasino**[8]**
Chairman and
Chief Executive Officer,
JP Morgan Private Bank

***Ann S. Moore*[9]**
Executive Vice President,
Time, Inc.

***Paula Stern, Ph.D.*[10]**
President, The Stern Group

Lawrence A.
***Weinbach**[11]**
Chairman, President and
Chief Executive Officer,
Unisys Corporation

**Audit Committee Member*


2

3

4

5

6

7

8

9

10

11

AVON

the company for women

Avon Products, Inc.
1345 Avenue of the Americas
New York, NY 10105-0196
(212) 282-5000
www.avon.com